As filed with the SEC on October 6, 2005
Registration No. 333-127242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 to
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ATLANTIC BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

South Carolina	6022	20-3047433
(State or other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

1 Sherington Drive
Suite J (Sheridan Park)
Bluffton, South Carolina
29910
(843) 815-7111
(Address and Telephone Number of Intended Principal Place of Business)

Robert P. Trask
President
1 Sherington Drive
Suite J (Sheridan Park)
Bluffton, South Carolina
29910
(843) 815-7111
(Name, Address, and Telephone Number of Agent For Service)

Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

Neil E. Grayson, Esq.	Michael G. Keeley, Esq.
Nelson Mullins Riley & Scarborough, LLP	Jenkens & Gilchrist, PC
Poinsett Plaza, Suite 900	1445 Ross Avenue, #3700
104 South Main Street	Dallas, Texas 75025
Greenville, South Carolina 29601	(214) 855-4500
(864) 250-2235	Fax (214) 855-4300
Fax (864) 250-2359

        Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this Registration Statement becomes effective.

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.   ___________________

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.   ___________________

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.   ___________________

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

CALCULATION OF REGISTRATION FEE

Proposed
		Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Offering Aggregate	Registration
Securities to be Registered	Registered	Per Share	Price	Fee
Common Stock, no par value	1,280,000	$10	$12,800,000	$1,506.56*

Warrants	80,000	$0	$0	$0

* previously paid

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

PROSPECTUS

ATLANTIC BANCSHARES, INC.

        A proposed bank holding company for

Atlantic Community Bank
[graphic omitted]

(In Organization)

1,200,000 Shares of Common Stock
$10.00 per share

        We are offering shares of common stock of Atlantic Bancshares to fund the start-up of a new community bank, Atlantic Community Bank (in Organization). We are currently obtaining regulatory approval for the bank and expect to open the bank in the first quarter of 2006. Atlantic Bancshares will be the holding company and sole owner of the bank. The bank will be headquartered in Bluffton, South Carolina. This is our first offering of stock to the public, and there is no public market for our shares. The minimum purchase requirement for investors is 500 shares and maximum purchase amount is 50,000 shares, although we may at our discretion accept subscriptions for more or less. The shares will be sold primarily by our officers and directors, except for Timothy C. King, and by our sales agent, SAMCO Capital Markets, a division of Penson Financial Services, Inc. SAMCO has agreed to serve as the qualifying broker-dealer in those states in which we elect to sell shares that require that all sales be made through a registered broker-dealer. SAMCO will act on a "best efforts" basis and will not have any obligation or commitment to sell any specific dollar amount or number of shares or to acquire any shares for its own account or with a view to their distribution. We have agreed to pay SAMCO a fee equal to 3% of the gross proceeds of all sales to investors who are not officers, directors, or other previously identified individuals. In addition, we will pay SAMCO $10,000 for the first state in which SAMCO serves as the qualifying broker-dealer and $2,500 for each additional state.

        Initially, there will be no established market for our common stock. After the offering, we would need a sponsoring broker-dealer to match buy and sell orders for our common stock in order to be listed on the OTC Bulletin Board. We currently do not have, and we are uncertain when we will have, a sponsoring broker-dealer for our common stock. We do not expect a liquid market for our common stock to develop for several years, if at all.

        The offering is scheduled to end on December 31, 2005, but we may extend the offering until December 31, 2006, at the latest. This offering will be conducted on a best efforts basis. All of the money which we receive from investors will be placed with an independent escrow agent, Nexity Bank, that will hold the money until (1) we sell at least 960,000 shares (including sales to our organizers) and (2) we receive preliminary approval from our bank regulatory agencies for the new bank. If we do not meet these conditions before the end of the offering period, we will return all funds received to the subscribers promptly, without interest. Once we accept your subscription, you may not revoke it without our consent. Funds received from our organizers will be immediately available to pay pre-opening expenses of the holding company and the bank. The table below summarizes the offering and the amounts we expect to receive.

        Our directors and executive officers intend to purchase at least 115,000 shares in this offering, for a total investment of $1,150,000. They may purchase more, including up to 100% of the offering amount. If the offering is oversubscribed, our directors and executive officers will have priority for 115,000 shares, but not for any additional shares they may propose to purchase. All shares purchased by our directors and executive officers will be for investment and not intended for resale. Our organizers will receive warrants to purchase one share of common stock for $10.00 per share for every one share they purchase in the offering, up to a maximum of 10,000 shares per organizer and an aggregate of 80,000 shares for all organizers. Each warrant will have a term of 10 years. If each organizer exercises his or her warrants in full and we do not issue any other shares, our organizers and executive officers will own 19% of our outstanding stock based on the minimum offering of 960,000 shares and 15% of our outstanding stock based on the maximum offering of 1,200,000 shares. We describe the warrants in more detail in the “Management – Stock Warrants” section on page 42.

	Per Share	Total
		Minimum Total	Maximum Total
		960,000 Shares	1,200,000 Shares

Public offering price	$10.00	$ 9,600,000	$12,000,000
Underwriting discounts and commissions(1)	$0.27	$258,000	$330,000
Proceeds, before expenses, to Atlantic Bancshares, Inc.	$9.73	$ 9,342,000	$11,670,000

(1)	Assuming $1.5 million in proceeds from officers, directors and other key investors are excluded from the calculation of SAMCO’s 3% fee and assuming SAMCO serves as the company’s registered broker-dealer in three states.

        This is a new business. As with all new businesses, an investment will involve risks. It is not a deposit or an account and is not insured by the FDIC or any other government agency. You should not invest in this offering unless you can afford to lose some or all of your investment.

        The risks of this investment are described under the heading “Risk Factors” beginning on page 7.

        Neither the SEC nor any state securities commission has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated __________, 2005

ATLANTIC BANCSHARES, INC.
PRIMARY SERVICE AREA

[map of primary service area omitted]

Summary

We encourage you to read the entire prospectus carefully before investing.

Atlantic Bancshares, Inc. and Atlantic Community Bank

        We incorporated Atlantic Bancshares in June 2005 to organize and serve as the holding company for Atlantic Community Bank, a proposed new state bank we are forming to be located in Bluffton, South Carolina. Upon successful receipt of required regulatory approvals, the bank will engage in general commercial banking business. We have filed applications with the South Carolina Board of Financial Institutions to open the new bank and with the FDIC for deposit insurance. In July 2005, we received preliminary approval from the South Carolina Board of Financial Institutions and we expect to receive preliminary approval from the FDIC in the fourth quarter of 2005. We will also file for approval by the Federal Reserve Board to become a bank holding company and acquire all of the stock of the new bank upon its formation. We expect to receive all final regulatory approvals and open for business in the first quarter of 2006. In order to receive all final regulatory approvals, we must meet certain conditions including raising the minimum amount of the offering. Until we receive these regulatory approvals, we cannot commence banking operations and generate any operational revenue. During this offering process, we have been, and will continue to, incur start-up expenses. We incurred a net loss of $266,464 for the period from our inception on October 1, 2004 through July 22, 2005. For more detailed information regarding the risks of investing in our company, see “Risk Factors” beginning on page 8.

Why We Are Organizing a New Bank in Bluffton

        Atlantic Community Bank expects to draw at least 75% of its business from the area consisting of southern Beaufort County and a portion of Jasper County, also known as its primary service area. The primary service area is generally defined by the Broad River and Interstate 95 to the North, the State of Georgia to the South, the Atlantic Ocean and Broad River to the East, and Interstate 95 to the West. Our headquarters will be in Bluffton. Additional communities falling within the market area include Hilton Head Island, Palmetto Bluff, Pritchardville, Sun City, Okatie, Hardeeville and Ridgeland. Our main focus is to fulfill the financial needs of the small business owners, legal community, medical community, insurance agencies, and real estate developers, including customers involved in residential construction, acquisition/development, and customers owning and developing income producing properties within our primary service area.

        The economic stability and growth of southern Beaufort County and Hardeeville in adjacent Jasper County are important to the economic stability and growth of our entire primary service area. Our primary service area’s economic strength comes from the industries of tourism, real estate development, education, government and services. The commercial sector of the economy is orientated towards real estate development. According to Claritas, Inc., a marketing research firm, 2004‘s average household income in our primary service area was $86,062 compared to $63,301 for the United States as a whole. Within the primary service area, the average household income is projected to increase by 12.4% over the coming five years. We believe that the community will continue to experience rapid growth in the commercial sectors offering services to residents and visitors. We anticipate that growth in residential and commercial activity in the primary service area and surrounding areas will increase the demand for depository and lending services within our market and believe that the conditions are favorable for the formation and entry of a new financial institution.

        We believe our primary service area will sustain continued growth. According to Claritas, Inc., the population growth for our primary service area from 2000 to 2004 was approximately 13.4%. They are projecting a growth of 14.5% over the coming five years compared to the projected national average of 4.8%. The number of households in our primary service area is projected to increase by 15.1% over the coming five years compared to the projected national average of 5%. As a result, we anticipate the area’s expanding population and expected growth in total households will enlarge Atlantic Community Bank’s potential customer base.

        According to the FDIC’s deposit market share report dated June 30, 2004, approximately 54% of the more than $1.7 billion deposit base was controlled by three large multi-state banks: Bank of America, Wachovia and SunTrust. Although these large, multi-state institutions are well established in the area, we believe a community bank with local management will be well positioned to compete with these larger banks for deposits.

In order to compete with the large, multi-state institutions we intend to use the flexibility our locally-managed structure will permit in providing superior customer service.

        Lastly, while we believe there is support in the primary service area for a locally-owned and locally-managed commercial bank, we believe positioning ourselves as solely a community bank is not enough. In the wake of modern technology and the prosperity of the United States’ financial markets over the past decade, banking clients have generally become more sophisticated in their approach to selecting financial services providers. We believe the most important criteria to our targeted clients when selecting a bank is their desire to receive exceptional customer service while being able to enjoy convenient access to a broad array of sophisticated financial products. Additionally, if presented with a choice, we believe many of these individuals and businesses will prefer to deal with a locally-owned and headquartered institution. We believe we can distinguish ourselves by providing the level of personal service often associated with a community bank while also offering the requisite technology and skilled advisors to deliver more sophisticated financial products and services than a typical community bank.

        We also expect our location to generate substantial retail and consumer traffic and intend to use our contacts throughout the region to generate commercial lending opportunities. We plan to pursue small business and specialized consumer loan opportunities which should help us illustrate our commitment to community reinvestment. We plan to maintain enough flexibility to modify our products and services to accommodate the changing needs of our customers and also to realize our full profit potential. However, no assurance can be given that economic conditions will remain favorable in our market or that we successfully achieve or maintain profitability in the future.

        We plan to offer our products and services through qualified personnel and personalized technology-based delivery systems that will provide our customers with access to an array of sophisticated financial products typically offered only by larger banks. With the assistance of highly developed financial planning tools, we will focus on providing specific advice tailored to meet the financial goals of our individual customers. Additionally, we anticipate our professional staff will often work in partnership with our customer’s financial advisory team, which may include the customer’s attorney, accountant, or other financial advisor.

Our Organizers, Board of Directors, and Management

        We were founded and organized by eight business leaders, most of whom have lived in Bluffton for many years. We believe our organizers’ active presence in various civic and benevolence organizations have produced long-standing ties to this area which coupled with their significant business experience will provide Atlantic Community Bank with the ability to effectively assess and address the needs of our proposed market area. The organizers believe that this experienced board will combine with the equally extensive banking experience of Robert Trask, our proposed president, to deliver high quality banking services to the community. These organizers are also community leaders and serve on numerous charitable and service organizations throughout Beaufort and Jasper County. Our organizers include the following:

• Gary C. Davis	• Brian J. Smith, DMD
• Frederick Anthony Nimmer, III ("Tony")	• Robert P. Trask
• Robyn Josselson Shirley	• Allen B. Ward
• Mark S. Simpson	• Edgar L. Woods

        Our management team consists of the following:

•	Robert P. Trask is our proposed president and chief executive officer. Mr. Trask is a native of Beaufort, South Carolina and a resident of southern Beaufort County since 1989. His 17 years of commercial bank experience are concentrated in the coastal communities of Charleston, Savannah, Beaufort, Hilton Head Island, and Bluffton. Most recently, Mr. Trask was senior vice president and retail area executive of Beaufort County for First Citizens Bank & Trust Company, Inc. He earned a bachelors degree in financial management from Clemson University and a masters degree in business administration from the University of South Carolina. Mr. Trask is active in community, civic and philanthropic affairs.

Products and Services

        We plan to offer most of the products and services offered by larger banks by utilizing modern delivery systems coupled with personalized service. Our lending services will include consumer loans and lines of credit, commercial and business loans and lines of credit, residential and commercial real estate loans, and construction loans. We expect that our initial legal lending limit will be at least $1.2 million immediately following the offering. We will competitively price our deposit products, which will include checking accounts, savings accounts, money market accounts, certificates of deposit, commercial checking accounts, and IRAs. We will also provide cashier’s checks, credit cards, tax deposits, traveler’s checks, direct deposit, and United States savings bonds. We intend to deliver our services though a variety of methods, including an ATM, on-line banking, banking by mail, courier services and drive-through banking.

The Offering and Ownership by Management

         We believe our bank regulators will require us to capitalize Atlantic Community Bank with at least $8,800,000. Therefore, we plan to sell a minimum of 960,000 shares and a maximum of 1,200,000 shares in the offering, all at $10.00 per share. We determined the minimum number of shares to be sold in the offering based upon the amount of capital our bank regulators have indicated that they will require for us to commence operations, and based upon our need for additional capital for related expenses. We also expect to capitalize the bank with at least 50% of any amounts we raise in excess of these amounts. We determined the $10.00 per share stock price arbitrarily because it is the usual price for new community bank stock offerings. Our organizers and executive officers intend to purchase at least 115,000 shares, which represents approximately 12% of the shares outstanding if we complete the minimum offering and approximately 10% of the shares outstanding if we complete the maximum offering. We intend to sell most of the remaining shares to individuals and businesses in Beaufort and Jasper counties who share our desire to support a new local community bank.

        Our organizers will receive warrants to purchase one share of common stock for $10.00 per share for every one share they purchase in this offering, up to a maximum of 10,000 shares per organizer. As a result, if the value of our shares rises, our organizers will be able to purchase a significant amount of our shares in the future for less than their market value at the time of the purchase. The warrants will be offered solely to the organizers and not to the public because they are intended to compensate our organizers for their financial risk and efforts in organizing the bank. If each organizer exercises his or her warrants in full and we do not issue any other shares, our organizers and executive officers will own 19% of our outstanding stock if we complete the minimum offering and 15% if we complete the maximum offering.

Funds from Irrevocable Subscriptions Will be Placed in Escrow

        We cannot open the bank without regulatory approvals. Therefore, we will place all of the proceeds from investors in this offering with a bank, Nexity Bank, which has agreed to serve as an independent escrow agent. You may not revoke your subscription once we accept it. The escrow agent will hold these funds, and no shares will be issued, until:

•	We have accepted subscriptions and payment in full for a minimum of 960,000 shares at $10.00 per share;

•	We have received preliminary approval from the Office of the South Carolina Board of Financial Institutions to grant us a state bank charter (we received this approval in July 2005);

•	We have received preliminary approval of the bank’s application for deposit insurance from the FDIC (we expect to expect to receive preliminary approval from the FDIC in the fourth quarter of 2005); and

•	We have obtained preliminary approval from the Federal Reserve to acquire the stock of the bank. (Now that we have received preliminary approval from the South Carolina Board of Financial Institutions, we will file an application with the Federal Reserve to form a bank holding company and expect to receive preliminary regulatory approval from the Federal Reserve by the end of the fourth quarter of 2005.)

We currently intend to close the offering by December 31, 2005, but may extend the offering up to December 31, 2006. If we fail to meet these conditions by the close of the offering, we will promptly refund your subscription in full, without penalty or interest, and will use the contributions by our founding organizers to pay expenses and liquidate the company.

Market for the Shares

        Initially, there will be no established market for our common stock. After the offering, we would need a sponsoring broker-dealer to match buy and sell orders for our common stock in order to be listed on the OTC Bulletin Board. We currently do not have, and we are uncertain when we will have, a sponsoring broker-dealer for our common stock. Even if we secure a broker-dealer, the trading markets on the OTC Bulletin Board lack the depth, liquidity, and orderliness necessary to maintain a liquid market in our common stock. For these reasons, we do not expect a liquid market for our common stock to develop for several years, if at all.

Use of Proceeds

        We will use the first $8,800,000 we raise in this offering to capitalize Atlantic Community Bank. This is the amount of capital we believe our banking regulators will require for us to open the bank. We will use the remaining net proceeds of the offering at the holding company level to pay organizational and offering expenses of the holding company, and to provide general working capital for the holding company.

         If we raise funds in excess of the minimum offering, we expect to capitalize the bank with at least 50% of any amounts we raise in excess of this amount. We will initially invest the remaining proceeds in United States government securities or deposit them with Atlantic Community Bank. For more detailed information see “Use of Proceeds” beginning on page 16.

We Do Not Initially Plan to Pay Dividends

        Because we are a new business, we will not pay dividends in the foreseeable future. We intend to use all available earnings to fund the continued operation and growth of the bank.

Location of Offices

        The initial main branch office location is 1 Sherington Drive, Suite J, Sheridan Park, Bluffton, South Carolina 29910. Our telephone number is (843) 815 – 7111.

RISK FACTORS

        The following is a summary of the risks that we expect to encounter in starting and operating the new bank. An investment in our common stock involves a significant degree of risk and you should not invest in the offering unless you can afford to lose your investment. Please read the entire prospectus for a more thorough discussion of the risks of an investment in our common stock.

Neither Atlantic Bancshares nor Atlantic Community Bank has any operating history and there is a risk we may not be successful.

        Neither Atlantic Bancshares nor Atlantic Community Bank has any operating history. The operations of new businesses are always risky. Because Atlantic Community Bank has not yet opened, we do not have historical financial data and similar information that would be available for a financial institution that has been operating for several years. If we are not successful, you will lose all of your investment.

We expect to incur losses for at least our first two years, and there is a risk we may never become profitable.

         We expect to incur large initial expenses and have already incurred a net loss of $264,454 for the period from our inception on October 1, 2004 through July 22, 2005. In order for us to become profitable, we will need to attract a large number of customers to deposit and borrow money. This will take time. We expect to expect to continue to incur losses for at least our first two years. Our future profitability is dependent on numerous factors including the continued success of the economy of the community and favorable government regulation. While the economy in our market has been strong in recent years, an economic downturn in our market would hurt our business. We are also a highly regulated institution. Our ability to grow and achieve profitability may be adversely affected by state and federal regulations that limit a bank’s right to make loans, purchase securities, and pay dividends. Although we expect to become profitable in our third year, there is a risk that a deterioration of the local economy or adverse government regulation could affect our plans. If this happens, we may never become profitable and you will lose part or all of your investment.

If we cannot open the bank because we do not receive final regulatory approvals, we may dissolve and liquidate and you may receive a return of only a portion, if any, of your investment.

        We cannot begin operations until we receive all required regulatory approvals. We will not receive these approvals until we satisfy all requirements for new banks imposed by state and federal regulatory agencies.

        We received preliminary approval from the South Carolina Board of Financial Institutions in July 2005 and we expect to receive our preliminary regulatory approval from the FDIC in the fourth quarter of 2005. Once we receive preliminary approvals from our regulators and raise the minimum offering amount, we intend to break escrow to fund our offering and operational efforts. We expect to receive final approvals by the first quarter of 2006, but it may take longer. If we ultimately do not receive final regulatory approvals, or if we do not open for any other reason after breaking escrow, we anticipate that we will dissolve the company and return to our investors all funds remaining after paying all expenses.

Any delay in opening Atlantic Community Bank will result in additional losses.

        We intend to open the bank during the first quarter of 2006. If we do not receive all necessary regulatory approvals as planned, the bank’s opening will be delayed or may not occur at all. If the bank’s opening is delayed, our organizational and pre-opening expenses will increase. Because the bank would not be open and generating revenue, these additional expenses would cause our accumulated losses to increase.

We will depend heavily on Robert Trask and our business would suffer if something were to happen to him or if he were to leave.

        Our growth and development will largely be the result of the contributions of our president, Robert Trask. The performance of community banks, like Atlantic Community Bank, is often dependent upon the ability of executive officers to promote the bank in the local market area. Mr. Trask has extensive and long-standing ties within our primary service areas and will provide us with an important medium through which to market our products and services. If we lose the services of Mr. Trask, he would be difficult to replace and our business and development could be materially and adversely affected. We have an employment agreement with Mr. Trask and expect to carry $1,000,000 of insurance on his life payable to the bank.

Because of our lack of a historical loan loss experience, we may underestimate our loan loss allowance and be required to decrease our net income or capital in order to increase it.

        Making loans and other extensions of credit will be essential elements of our business, and we recognize there is a risk that our loans or other extensions of credit will not be repaid. If our loans are not repaid, we will incur losses and be required to charge those losses against our allowance for loan losses. We will attempt to maintain an appropriate allowance for loan losses, but there is no precise method of predicting credit losses. Therefore, we will always face the risk that charge-offs in future periods will exceed our allowance for loan losses, and that additional increases in the allowance for loan losses will be required. Moreover, because we do not have any historical loan loss experience, the risk that we could underestimate the allowance actually needed may be greater than if we had historical information from which to derive our allowance. If we underestimate our loan loss allowance, we may be required by excessive loan losses in any period or by our bank regulators to increase it. Additions to our allowance for loan losses would result in a decrease of our net income and, possibly, our capital. If the additions to our allowance for loan losses deplete too much of our capital, our capital ratios could fall below regulatory standards, and our regulators could restrict or cease our operations and take control of our bank. See the “Proposed Business – Lending Activities – Allowance for Loan Losses” section beginning on page 25 for the factors we will use to determine our allowance, and the “Supervision and Regulation – Atlantic Community Bank- Capital Regulations” section beginning on page 35 for information regarding our capital requirements.

Initially, there will be no public market for our shares, and we do not expect to have enough shareholders or outstanding shares after this offering to support an active trading market, even if we are eventually listed on a recognized trading exchange.

        Initially, there will be no established market for our common stock. We do not expect a liquid market for our common stock to develop for several years, if at all. A public market having depth and liquidity depends on having enough buyers and sellers at any given time. Because this a relatively small offering, we do not expect to have enough shareholders or outstanding shares to support an active trading market, even if we are eventually listed on a recognized trading exchange. After the offering, we would need a sponsoring broker-dealer to match buy and sell orders for our common stock in order to be listed on the OTC Bulletin Board. We currently do not have, and we are uncertain when we will have, a sponsoring broker-dealer for our common stock. Even if we secure a broker-dealer, the trading markets on the OTC Bulletin Board lack the depth, liquidity, and orderliness necessary to maintain a liquid market in our common stock. Accordingly, investors should consider the potential illiquid and long-term nature of an investment in our common stock. If investors attempt to sell their shares prior to an active trading market developing for our shares, it may be difficult to find buyers for their shares, and they may receive less than the $10.00 per share price they paid in this offering.

We do not intend to pay dividends for the foreseeable future for both regulatory and business reasons, which could prevent you from obtaining a profitable return on your investment.

        Bank holding companies and national banks are both subject to significant regulatory restrictions on the payment of cash dividends. In light of these restrictions and the need for us to retain and build capital, it will be our policy to retain earnings at least until all cumulative losses in our bank are recovered and it becomes profitable. Once our bank is cumulatively profitable, we still may not pay any dividends as our future dividend policy will depend on our earnings, capital requirements, regulatory requirements, financial condition, and other factors that we consider relevant. See “Dividend Policy” on page 18. Until we begin paying dividends, the only return you could realize from an investment in our shares would be profit from the sale of your shares if you sold them at a price in excess of $10.00 per share. However, there is no assurance that the value of our shares will increase or that there will be any liquid market in which you could sell your shares.

Our directors and executive officers will purchase a large percentage of our stock in the offering, which may allow them to control the company and affect our shareholders’ ability to receive a premium for their shares.

        Our directors and executive officers intend to purchase at least 115,000 shares in this offering, for a total investment of $1,150,000. As a result, they will own approximately 12% of the shares outstanding if we complete the minimum offering or 10% of the shares outstanding if we complete the maximum offering. Additionally, each of the organizers will receive a warrant to purchase one share of common stock at $10.00 per share for every one share they purchase in the offering, up to a maximum of 10,000 shares per organizer. Each warrant will have a term of 10 years. If each organizer exercises his or her warrants in full, the directors’ and executive officers’ ownership of Atlantic Bancshares will increase to 19% if we complete the minimum offering or 15% if we complete the maximum offering. These amounts represent the minimum amount our organizers intend to purchase. They may purchase more, including up to 100% of the offering amount, especially if necessary to meet the minimum offering amount. As a result, this group will have significant influence over our affairs and policies. Additionally, we intend to adopt a stock incentive plan covering a number of shares not to exceed 20% of the total outstanding shares immediately following the offering. The plan will permit us to issue restricted stock and options from time to time to our employees and directors. If these restrictions lapse or the options are exercised, our executive officers and directors will control a greater percentage of our common stock. Their voting power may be sufficient to control the outcome of director elections or block significant transactions affecting Atlantic Bancshares, including acquisitions. This could prevent shareholders from receiving a premium for their shares, which may be offered by a potential acquirer. See “The Offering – General” section on page 13.

We determined the offering price of $10.00 arbitrarily and it will fluctuate once the shares become freely tradable after the offering.

        Because we do not have any history of operations, we determined the stock price arbitrarily. The offering price is essentially the book value of the shares prior to deduction for expenses of the offering and the organization of the bank. The offering price may not be indicative of the present or future value of the common stock. As a result, the market price of the stock after the offering may be more susceptible to fluctuations than it otherwise might be. The market price will be affected by our operating results, which could fluctuate greatly. These fluctuations could result from expenses of operating and expanding the bank, trends in the banking industry, economic conditions in our market area, and other factors that are beyond our control. If our operating results are below expectations, the market price of the common stock would probably fall.

We will face strong competition for customers from larger and more established banks, which could prevent us from obtaining customers, and may cause us to have to pay higher interest rates to attract customers.

        We will encounter strong competition from existing banks and other types of financial institutions operating in Bluffton and the surrounding communities. Some of these competitors have been in business for a long time and have already established their customer base and name recognition. Most are larger than we will be and have greater financial and personnel resources than we will have. Some are large super-regional and regional banks, like Wachovia Bank, Bank of America, and SunTrust Bank, and others are more established community banks, like Liberty Savings Bank FSB, First Federal S&L of Charleston, Beach First National Bank, and Lowcountry National Bank. Some of these institutions offer services, including extensive and established branch networks and trust services, that we either do not expect to provide or will not provide for some time. Due to this competition, we may have to pay higher rates of interest to attract deposits. Paying higher interest rates will decrease our profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that will apply to our bank. See “Proposed Business” on page 22.

We may not be able to compete with our larger competitors for larger customers because our lending limits will be lower than theirs.

        We will be limited in the amount we can loan a single borrower by the amount of the bank’s capital. The legal lending limit is 15% of the bank’s capital and surplus. We expect that our initial legal lending limit will be approximately $1,200,000 immediately following the offering if we complete the minimum offering. Until the bank is profitable, our capital, and therefore our lending limit, will continue to decline. Our lending limit will be significantly less than the limit for most of our competitors and may affect our ability to seek relationships with larger businesses in our market area. We intend to accommodate larger loans by selling participations in those loans to other financial institutions. We cannot assure that we will be successful in participating interests in larger loans to other financial institutions, and as a result, we may not be able to implement fully our business strategy.

The exercise of warrants and stock options will cause stock dilution and may adversely affect the value of our common stock.

        The organizers and officers may exercise warrants and options to purchase common stock, which would result in the dilution of your proportionate interests in us. Upon completion of the offering, we will issue to the organizers warrants to purchase one share of common stock at $10.00 per share for every one share they purchase in the offering, up to a maximum of 10,000 shares per organizer. Each warrant will have a term of 10 years. In addition, after the offering, we expect to adopt a stock incentive plan which will permit us to grant restricted stock and options to our officers, directors, and employees. We anticipate that we will initially authorize the issuance of a number of shares under the stock incentive plan not to exceed 20% of the shares outstanding after the offering. We do not intend to issue options with an exercise price less than the fair market value of the common stock on the date of grant.

We are subject to extensive regulation that could limit or restrict our activities. This regulation is for protection of the bank’s depositors and not for the investors.

        We will operate in a highly regulated industry and will be subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations will be costly and will restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We will also be subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

        The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

        Although we are subject to extensive and comprehensive regulation by various banking regulatory agencies such as the FDIC and the South Carolina Board of Financial Institution, the purpose of these banking regulatory agencies is to protect and insure the interests and deposits of our bank’s depositors. These agencies do not consider preserving or maximizing the investment made by the company’s investors when regulating the bank’s activities.

The costs of being an SEC registered company are proportionately higher for small companies such as Atlantic Bancshares because of the requirements imposed by the Sarbanes-Oxley Act.

        The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the Securities and Exchange Commission have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. These regulations are applicable to our company. We expect to experience increasing compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act. These necessary costs are proportionately higher for a company of our size and will affect our profitability more than that of some of our larger competitors.

If at any time we have less than 300 shareholders, we anticipate that we will not register as a reporting company under the Securities and Exchange Act of 1934 and therefore current information about us will not be publicly available for review.

        As a result of this offering, we will be subject to the disclosure obligations under Section 15(d) of the Securities Exchange Act. We will file periodic reports with the SEC but not be subject to compliance with the federal proxy rules. If we have more than 500 shareholders on December 31, 2005 or at the end of any fiscal year thereafter, we will be required to register our securities under Section 12(g) of the Securities Exchange Act. In addition to the obligation to file periodic reports with the SEC, we would also be subject to the federal proxy rules. If we have less than 300 shareholders on December 31, 2005 or at the end of any fiscal year thereafter, we anticipate that we would deregister as a reporting company with the SEC. As a result, we would no longer be obligated to file periodic reports with the SEC or comply with the federal proxy rules. We would continue to comply with regulatory and state law requirements and furnish our shareholders with annual reports containing audited financial information. Upon completion of the offering, we anticipate that we will have more than 300 and may have more than 500 shareholders.

This a “best efforts” offering and if we only raise the minimum offering amount we may have difficulty fully implementing our business strategy.

        We are seeking to raise a minimum of $9,600,000 and a maximum of $12,000,000 in this offering. We plan to capitalize the bank with $8,800,000, which we believe is the minimum amount we will need in order to successfully implement our business strategy. However, if we only raise the minimum amount, we may have to raise additional capital sooner than expected. We cannot assure that we will be successful in raising additional capital when needed, and as a result, we may not be able to implement fully our business strategy. In addition, we will have a lower loan limit than many of our competitors, which may force us to seek relationships with only the smaller businesses in our market area.

We may issue preferred stock which may result in the subordination of the rights of the common shareholders.

        Although we do not currently have any plans for issuing preferred stock, we have authorized 5,000,000 shares of preferred stock for future issuance to shareholders. If we issue preferred stock in the future, the rights of the preferred shareholders would be paramount with regards to some rights such as liquidation and dividend preferences as compared to the rights of common shareholders.

        As a result of this offering, we will be subject to the disclosure obligations under Section 15(d) of the Securities Exchange Act. We will file periodic reports with the SEC but not be subject to compliance with the federal proxy rules. If we have more than 500 shareholders on December 31, 2005 or at the end of any fiscal year thereafter, we will be required to register our securities under Section 12(g) of the Securities Exchange Act. In addition to the obligation to file periodic reports with the SEC, we would also be subject to the federal proxy rules. If we have less than 300 shareholders on December 31, 2005 or at the end of any fiscal year thereafter, we anticipate that we would deregister as a reporting company with the SEC. As a result, we would no longer be obligated to file periodic reports with the SEC or comply with the federal proxy rules. We would continue to comply with regulatory and state law requirements and furnish our shareholders with annual reports containing audited financial information. Upon completion of the offering, we anticipate that we will have more than 300 and may have more than 500 shareholders.

FORWARD-LOOKING STATEMENTS

        This prospectus contains “forward-looking statements” about us and our operations, performance, financial conditions, and likelihood of success. These statements are based on many assumptions and estimates. Our actual results will depend on a number of factors, including many that are beyond our control. The words “may,” “would,” “could,” “will,” “expect,” “anticipate,” “believe,” “intend,” “plan,” and “estimate,” as well as similar expressions, identify forward-looking statements. We discuss what we believe are the most significant of these risks, uncertainties, and other factors under the heading “Risk Factors” beginning on page 7 of this prospectus. We urge you to carefully consider these factors prior to making an investment.

THE OFFERING

General

        We are offering a minimum of 960,000 shares and a maximum of 1,200,000 shares of our common stock at a price of $10.00 per share to raise between $9,600,000 and $12,000,000. We intend to impose a minimum purchase for any investor of 500 shares and a maximum purchase of 50,000 shares, although we reserve the right to accept subscriptions for more or fewer shares.

        Our organizers and executive officers intend to purchase at least 115,000 shares in the offering, for a total investment of $1,150,000. Although they have not promised to do so, the organizers may purchase additional shares in the offering, including up to 100% of the minimum offering. All shares purchased by the organizers will be for investment and not intended for resale. Because purchases by the organizers may be substantial, you should not assume that the sale of a specified minimum offering amount indicates the merits of this offering.

        We must receive your subscription for shares before midnight, Eastern Standard Time, on December 31, 2005, unless we sell all of the shares earlier or we terminate or extend the offering. We reserve the right to terminate the offering at any time or to extend the expiration date up to December 31, 2006. Extension of the expiration date will likely cause an increase in our expenses. We intend to inform all subscribers of any extensions of the offering, but we do not have to give you notice prior to the extension. If we extend the offering up to December 31, 2006, subscriptions we have already accepted will still be binding.

        All subscriptions will be binding on the investor and may not be revoked except with our consent. We reserve the right to cancel or reject any or all subscriptions before or after acceptance until the proceeds of this offering are released from escrow. We may also allocate shares among subscribers if the offering is oversubscribed. In deciding which subscriptions to accept, we may take into account many factors, including:

•	the order in which subscriptions are received;
•	a subscriber’s potential to do business with or to direct customers to the bank; and
•	our desire to have a broad distribution of stock ownership.

        If we reject any subscription, or accept a subscription but subsequently elect to cancel all or part of the subscription, we will refund the amount remitted for shares for which the subscription is rejected or canceled without interest. We will issue certificates for shares which have been subscribed and paid for promptly after we receive the funds out of escrow.

Conditions to the Offering and Release of Funds

        We will place all subscription proceeds received from investors with Nexity Bank, which will serve as an independent escrow agent. The escrow agent will hold these funds, and no shares will be issued, until:

•	We have accepted subscriptions and payment in full for a minimum of 960,000 shares at $10.00 per share;

•	We have received preliminary approval from the Office of the South Carolina Board of Financial Institutions to grant us a state bank charter (we received this approval in July 2005);

•	We have received preliminary approval of the bank’s application for deposit insurance from the FDIC; and

•	We have obtained preliminary approval from the Federal Reserve to acquire the stock of the bank.

If we terminate the offering or if the offering period expires before these conditions are satisfied, then:

•	We will cancel accepted subscription agreements and subscribers in the offering will not become shareholders;

•	The funds held in the escrow account will not be subject to the claims of any of our creditors or be available to defray the expenses of this offering; and

•	Our escrow agent will return promptly the full amount of all subscription funds to subscribers, without penalty or interest.

        The escrow agent has not investigated the desirability, advisability, or merits of a purchase of the shares. The escrow agent will invest escrowed funds in interest-bearing savings accounts, short-term United States Treasury securities, bank deposits, or other similar investments as we agree on with the escrow agent. We do not intend to invest the subscription proceeds held in escrow in instruments that would mature after the expiration date of the offering.

        If the conditions for releasing subscription funds from escrow are met and the funds are released but we do not receive final regulatory approval to operate the bank, or if the bank does not open for any other reason, our board of directors intends to propose that the shareholders approve a plan to liquidate, in which case our net assets, consisting primarily of the funds received in this offering, less the costs and expenses we have incurred, would be distributed to the shareholders other than the organizers, who will not receive any distribution until all other shareholders have received their initial investments.

Plan of Distribution

        Offers and sales of the common stock will be made by our officers and directors except Timothy C. King. They will be reimbursed for their reasonable expenses but will not receive commissions or other remuneration. With the exception of Timothy C. King, we believe these officers and directors will not be deemed to be brokers or dealers under the Securities Exchange Act of 1934 due to Rule 3a4-1.

        We have also entered into an agreement with SAMCO Capital Markets, a division of Penson Financial Services, Inc., to act as our sales agent for this offering. SAMCO will act on a “best efforts” basis and will not have any obligation or commitment to sell any specific dollar amount or number of shares or to acquire any shares for its own account or with a view to their distribution. We have agreed to pay SAMCO a fee equal to 3% of the gross proceeds of all sales to investors who are not our officers or directors, or other certain identified individuals. In addition, we will reimburse SAMCO for reasonable expenses.

        SAMCO has also agreed to serve as the qualifying broker-dealer in those states in which we elect to sell shares that require that all sales be made through a registered broker-dealer. We have agreed to pay SAMCO $10,000 for the first state and $2,500 for each additional state. At this time, we anticipate that SAMCO will serve as a qualifying broker-dealer in Georgia, South Carolina, and Maryland. Accordingly, we will pay SAMCO $15,000 for its services as a qualifying broker-dealer.

        We intend to sell most of our shares to individuals and businesses in the Lowcountry area of South Carolina who share our desire to support a new local community bank. Our sales efforts will be focused on persons and businesses in Beaufort County. Our organizers will also offer our common stock to some of their personal contacts outside of this area. We will contact prospective investors through a combination of telephone calls, mail, and personal visits and meetings.

        Prior to this offering, there has been no public market for the shares. We expect that a secondary market in our common shares may eventually develop, although we cannot be sure. In general, if a secondary market develops, the shares other than those held by affiliates will be freely transferable in the market. See “Description of Capital Stock — Shares Eligible for Future Sale” on page 46.

How to Subscribe

        If you desire to purchase shares in this offering, you should:

1.	Complete, date, and execute the subscription agreement which you received with this prospectus;

2.	Make a check, bank draft, or money order payable to “Nexity Bank, Escrow Agent for Atlantic Bancshares, Inc.,” in the amount of $10.00 times the number of shares you wish to purchase; and

3.	Deliver the completed subscription agreement and check to Atlantic Bancshares at the following address:

BY HAND:	BY MAIL:
Atlantic Bancshares, Inc.	Atlantic Bancshares, Inc.
1 Sherington Drive	Post Office Box 3077
Suite J (Sheridan Park)	Bluffton, South Carolina 29910
Bluffton, South Carolina 29910	c/o Mr. Robert P. Trask

        If you have any questions about the offering or how to subscribe, please call Mr. Trask at (843) 815-7111, or any of our other organizers. If you subscribe, you should retain a copy of the completed subscription agreement for your records. You must pay the subscription price at the time you deliver the subscription agreement.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of $9,342,000 if we sell the minimum amount of 960,000 shares of common stock in the offering, and up to $11,670,000 if we sell the maximum amount of 1,200,000 shares of common stock in the offering, after deducting the sales agent’s fee. We have established a line of credit in the amount of up to $1,000,000 at a rate of prime minus 0.5% to pay pre-opening expenses of the holding company and the bank prior to the completion of the offering. We intend to pay off this line of credit with the proceeds we receive from this offering. We believe that the minimum proceeds of $9,600,000 from the offering will satisfy the cash requirements for more than the next 12 months for both Atlantic Bancshares and Atlantic Community Bank. The following two paragraphs describe the proposed use of proceeds by our holding company and our bank.

Use of Proceeds by Atlantic Bancshares

        The following table shows the anticipated use of the proceeds by Atlantic Bancshares. We describe the bank’s anticipated use of proceeds in the following section. As shown, we will use $8,800,000 to capitalize the bank if we complete the minimum offering. We also expect to capitalize the bank with at least 50% of any amounts we raise in excess of these amounts. We will initially invest the remaining proceeds in United States government securities or deposit them with Atlantic Community Bank. In the long-term, we will use these funds for operational expenses and other general corporate purposes, including the provision of additional capital to the bank, if necessary. We may also use the proceeds to expand, and eventually, to acquire other financial institutions.

	Minimum		Mid-Range		Maximum
	Offering		Offering		Offering
	960,000 shares		1,080,000 shares		1,200,000 shares
	Dollars	%	Dollars	%	Dollars	%

Gross proceeds from
offering	$9,600,999	100.0	$10,800,000	100.00	$12,000,000	100.0

Offering expenses of
Atlantic Bancshares (1)	(93,000)	0.9	(93,000)	0.8	(93,000)	0.7

Sales agent's fee (2)	(258,000)	2.6	(294,000)	2.7	(330,000)	2.8

Investment in capital
stock of the bank (3)	$(8,800,000)	91.6	$(9,400,000)	87.0	$(10,000,000)	83.3

Remaining proceeds	$449,000	4.7	$1,013,000	9.4	$1,577,000	13.1

(1)	These expenses include (i) the registration fee paid to the SEC, (ii) printing and engraving fees, (iii) legal fees and expenses, (iv) accounting fees, (v) state securities filing fees and expenses, and (vi) other miscellaneous disbursements.
(2)	This fee is equal to 3% of the gross proceeds of all sales to investors (excluding $1,500,000 in sales to our officers, directors, or other previously identified individuals) plus $15,000 in exchange for SAMCO serving as our qualifying broker-dealer in three states.
(3)	This amount represents the funds we will use to capitalize our bank. This amount equals the minimum amount that our banking regulators required to fund the bank, plus 50% of any amount we receive above the minimum offering amount. For additional information, see Use of Proceeds by Atlantic Community Bank on page 18.

Use of Proceeds by Atlantic Community Bank

        The following table shows the anticipated use of the proceeds by Atlantic Community Bank. All proceeds received by the bank will be in the form of an investment in the bank’s capital stock by Atlantic Bancshares as described above. The estimated organizational and pre-opening expenses of the bank of $750,000 will be incurred from the stock offering period through the opening of the bank. We will pay for these expenses with our existing line of credit until we break escrow, a condition of which is attaining the minimum offering. Furniture, fixtures, and equipment will be capitalized and amortized over the life of the lease or over the estimated useful life of the asset. The bank will use the remaining proceeds to make loans, purchase securities, and otherwise conduct the business of the bank.

	Minimum		Mid-Range		Maximum
	Offering		Offering		Offering
	960,000 shares		1,080,000 shares		1,200,000 shares
	Dollars	%	Dollars	%	Dollars	%

Investment by Atlantic Bancshares in
the bank's capital stock	$8,800,000	100.0	$9,400,000	100.0	$10,000,000	100.0

Organizational and pre-opening
expenses of the bank (1)	$(750,000)	8.5	$(750,000)	8.0	$(750,000)	7.5

Furniture, fixtures and equipment	$(250,000)	2.8	$(250,000)	2.7	$(250,000)	2.5

Cost of lease and improvements for
current office and lease for operations
facility	$(250,000)	2.8	$(250,000)	2.7	$(250,000)	2.5

Remaining proceeds	$7,550,000	85.8	$8,150,000	86.7	$8,750,000	87.5

(1)	Organizational costs are primarily legal fees related to the incorporation and organization of the bank. Pre-opening costs are primarily employees’ salaries and benefits, and other operational expenses related to the preparation for the bank’s opening.

CAPITALIZATION

        The following table shows our capitalization as of July 22, 2005, and our pro forma consolidated capitalization as adjusted to give effect to the sale of the minimum and maximum number of shares in this offering, after deducting the expenses of the offering. Our capitalization as of July 22, 2005 reflects the purchase of 10 shares by Mr. Trask for $10.00 per share. We will redeem these shares after the offering. After the offering, we will have 1,200,000 shares outstanding if the maximum number of shares is sold. The “As Adjusted” column reflects our accumulated deficit through July 22, 2005. See “Use of Proceeds” above.

			As Adjusted	As Adjusted
		As Adjusted	For	for
		For	Mid-Range	Maximum
	July 22, 2005	Minimum Offering	Offering	Offering
Shareholder’s Equity:

Preferred Stock, no par value; 10,000,000 shares
authorized; no shares issued and outstanding	$0	$0	$0	$0
Common Stock, no par value; 10,000,000 shares
authorized; 10 shares issued and outstanding	$0	$0	$0	$0

Additional paid-in capital	$100	$9,249,000	$10,413,000	$11,577,000

Deficit accumulated in the development stage	$(266,464)	$(266,464)	$(266,464)	$(266,464)

Total shareholder’s equity (deficit)	$(266,364)	$8,982,536	$10,146,536	$11,310,536
Total Capitalization	$(266,364)	$8,982,536	$10,146,536	$11,310,536

DIVIDEND POLICY

        We expect initially to retain all earnings to operate and expand the business. It is unlikely that we will pay any cash dividends in the near future. Our ability to pay any cash dividends will depend primarily on Atlantic Community Bank’s ability to pay dividends to Atlantic Bancshares, which depends on the profitability of the bank. See “Supervision and Regulation – Atlantic Community Bank – Dividends” on page 34 and “Supervision and Regulation – Atlantic Community Bank – Capital Regulations” on page 35. In addition to the availability of funds from the bank, our dividend policy is subject to the discretion of our board of directors and will depend upon a number of factors, including future earnings, financial condition, cash needs, and general business conditions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OR PLAN OF OPERATION

General

        The effort to form Atlantic Community Bank was originally begun in October 2004 by Regional Bankshares, Inc., the bank holding company of Hartsville Community Bank. Regional Bankshares desired to enter into the Bluffton banking market area and enlisted a group of Bluffton and Hilton Head Island residents to serve as organizers for the bank. In May 2005, Regional Bankshares decided to end its association with the organizers as a result of differences of business philosophy. Subsequently, these organizers incorporated Atlantic Bancshares on June 22, 2005 to organize and own all of the capital stock of Atlantic Community Bank. Atlantic Bancshares then entered into an agreement with Regional Bankshares whereby Atlantic Bancshares acquired the right to all outstanding rights to the organizational effort begun by Regional Bankshares.

        On June 15, 2005, our organizers filed applications with the South Carolina Board of Financial Institutions to charter the bank as a South Carolina state bank and with the FDIC to receive federal deposit insurance. Whether the charter is issued and deposit insurance is granted will depend upon, among other things, compliance with legal requirements imposed by the South Carolina Board of Financial Institutions and the FDIC, including capitalization of the bank with at least a specified minimum amount of capital, which we believe will be $8,800,000. Following preliminary approval from the South Carolina Board of Financial Institutions (which we received in July 2005) and the FDIC, we will file an application with the Federal Reserve to become a bank holding company, and this application must be approved before we can acquire the capital stock of the bank. We expect to receive all final regulatory approvals by the first quarter of 2006.

Financial Results

        As of July 22, 2005, we had total assets of $82,312, consisting primarily of cash, leasehold improvements, and deferred stock issuance costs. We incurred a net loss of $264,454 for the period from our inception on October 1, 2004 through July 22, 2005.

Expenses

        On completion of the offering and opening of the bank, we expect we will have incurred the following expenses:

•	$93,000 in expenses of the offering, which will be subtracted from the proceeds of the offering.
•	$750,000 in expenses to organize and prepare to open Atlantic Community Bank, consisting principally of salaries, overhead and other operating costs, which will be charged against the income of Atlantic Community Bank.

        Prior to our completion of this offering, these expenses have been funded by non-interest-bearing advances from our organizers and by establishing a line of credit in the amount of up to $1 million at a rate of prime minus 0.5% that is guaranteed by our organizers. We will use the proceeds of this offering to repay these organizer advances and the amounts due under our line of credit. We anticipate that the proceeds of the offering will be sufficient to satisfy the corporation’s financial needs for at least the next 12 months.

Offices and Facilities

        We are leasing our offices located at 1 Sherington Drive, Suite J (Sheridan Park) Bluffton, South Carolina 29910 through Atlantic Bancshares for a period of three years with a three year option to renew. Rent over the first three years is $4,562.50 per month plus the space’s pro-rated share of property taxes, common area maintenance, and applicable sales tax, which in the initial term is expected to be $5,063. The location is subleased through Regional Bankshares, Inc.

Liquidity and Interest Rate Sensitivity

        Atlantic Community Bank, like most banks, will depend on its net interest income for its primary source of earnings. Net interest income is roughly the difference between the interest we charge on our loans and receive from our investments, our assets, and the interest we pay on deposits, our liabilities. Movements in interest rates will cause our earnings to fluctuate. To lessen the impact of these margin swings, we intend to structure our balance sheet so that we can reprice the rates applicable to our assets and liabilities in roughly equal amounts at approximately the same time. We will manage the bank’s asset mix by regularly evaluating the yield, credit quality, funding sources, and liquidity of its assets. We will manage the bank’s liability mix by expanding our deposit base and converting assets to cash as necessary. If there is an imbalance in our ability to reprice assets and liabilities at any point in time, our earnings may increase or decrease with changes in the interest rate, creating interest rate sensitivity. Interest rates have historically varied widely, and we cannot control or predict them. Despite the measures we plan to take to lessen the impact of interest rate fluctuations, large moves in interest rates may decrease or eliminate our profitability.

        We believe that the minimum proceeds of $8,800,000 from the offering will satisfy the cash requirements for at least 12 months for both Atlantic Bancshares and Atlantic Community Bank. We will manage our liquidity by actively monitoring the bank’s sources and uses of funds to meet cash flow requirements and maximize profits.

Capital Adequacy

        Capital adequacy for banks and bank holding companies is regulated by the South Carolina Board of Financial Institutions, the Federal Reserve Board of Governors, and the FDIC. The primary measures of capital adequacy are risk-based capital guidelines and the leverage ratio. Changes in these guidelines or in our levels of capital can affect our ability to expand and pay dividends. Please see “Supervision and Regulation –Atlantic Community Bank – Capital Regulations” on page 35 for a more detailed discussion.

Recently Issued Accounting Standards

        The following is a summary of recent authoritative pronouncements that affect our accounting, reporting, and disclosure of financial information.

        In December 2004, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS No.123(R)”). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first interim or annual reporting period beginning after December 15, 2005. We are currently evaluating the impact that the adoption of SFAS No. 123(R) will have on our financial position, results of operations and cash flows.

        In April 2005, the Securities and Exchange Commission’s Office of the Chief Accountant and its Division of Corporation Finance released Staff Accounting Bulletin (“SAB”) No.107 to provide guidance regarding the application of SFAS No.123(R). SFAS No.123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SAB 107 provides interpretive guidance related to the interaction between Statement No.123(R) and certain SEC rules and regulations, as well as the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also reminds public companies of the importance of including disclosures within filings made with the SEC relating to the accounting for share-based payment transactions, particularly during the transition to SFAS No.123(R).

        In March 2004, the SEC issued SAB No. 105, “Application of Accounting Principles to Loan Commitments”, to inform registrants of the SEC staff’s view that the fair value of the recorded loan commitments should not consider the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB No. 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. We do not expect the adoption of SAB No. 105 to have a material impact on our financial condition or results of operations.

        Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

PROPOSED BUSINESS

        We formally initiated activity to form Atlantic Community Bank in October 2004 and incorporated Atlantic Bancshares as a South Carolina corporation in June 2005 to function as a holding company to own and control all of the capital stock of Atlantic Community Bank. We initially will engage in no business other than owning and managing the bank.

        We have chosen this holding company structure because we believe it will provide flexibility that would not otherwise be available. Subject to Federal Reserve Board debt guidelines, the holding company structure can assist the bank in maintaining its required capital ratios by borrowing money and contributing the proceeds to the bank as primary capital. Additionally, a holding company may engage in non-banking activities that the Federal Reserve Board has deemed to be closely related to banking. Although we do not presently intend to engage in other activities, we will be able to do so with a proper notice or filing to the Federal Reserve if we believe that there is a need for these services in our market area and that the activities could be profitable.

        We filed an application with the South Carolina Board of Financial Institutions on June 15, 2005 to organize the bank as a South Carolina state bank and with the FDIC to obtain deposit insurance. We received preliminary approval from the South Carolina Board of Financial Institutions in July 2005 and we expect to receive our preliminary regulatory approval from the FDIC in the fourth quarter of 2005. We will also file an application with the Board of Governors of the Federal Reserve System for approval to become a bank holding company. Subject to receiving regulatory approval from these agencies, we plan to open the bank by the first quarter of 2006 and will engage in a general commercial and consumer banking business as described below. Final approvals will depend on compliance with regulatory requirements, including our capitalization of the bank with at least $8,800,000 from the proceeds of this offering.

Marketing Opportunities

        Service Area. Our primary service area will consist of southern Beaufort County and a portion of Jasper County. Our office will be located in Bluffton. Our geographical market area includes southern Beaufort County and a portion of Jasper County. The area is generally defined by the Broad River and Interstate 95 to the North, the State of Georgia to the South, the Atlantic Ocean and Broad River to the East, and Interstate 95 to the West. Additional communities falling within our market area include Hilton Head Island, Palmetto Bluff, Pritchardville, Sun City, Okatie, Hardeeville and Ridgeland.

        Economic and Demographic Factors. The economic forecast for our geographical market area over the next three years is considered excellent based on projected above average growth when compared to the State of South Carolina as a whole. This market area has a population of high net worth and high income individual and is experiencing rapid growth in commercial sectors offering services to residents and visitors. We anticipate growth in residential and commercial activity in the market area and surrounding areas will increase the demand for depository and lending services within our market and believe conditions are very favorable for the formation and entry of a new financial institution.

         The economic stability and growth of southern Beaufort County and Hardeeville in adjacent Jasper County are important to the economic stability and growth of our entire primary service area. Our primary service area’s economic strength comes from the industries of tourism, real estate development, education, government and services. The commercial sector of the economy is orientated towards real estate development. According to Claritas, Inc., a marketing research firm, 2004’s average household income in our primary service area was $86,062 compared to $63,301 for the United States as a whole. Within the primary service area, the average household income is projected to increase by 12.4% over the coming five years. We believe that the community will continue to experience rapid growth in the commercial sectors offering services to residents and visitors. We anticipate that growth in residential and commercial activity in the primary service area and surrounding areas will increase the demand for depository and lending services within our market and believe that the conditions are favorable for the formation and entry of a new financial institution.

         We believe our primary service area will sustain continued growth. According to Claritas, Inc., the population growth for our primary service area from 2000 to 2004 was approximately 13.4%. They are projecting a growth of 14.5% over the coming five years compared to the projected national average of 4.8%. The number of households in our primary service area is projected to increase by 15.1% over the coming five years compared to the projected national average of 5%. As a result, we anticipate the area’s expanding population and expected growth in total households will enlarge Atlantic Community Bank’s potential customer base.

        Competition. The banking business is highly competitive. We will compete as a financial intermediary with other commercial banks, savings banks, credit unions, finance companies, and money market mutual funds operating in the Bluffton area and surrounding communities. According to the FDIC’s most recent statistics dated June 30, 2004, there were 42 banking offices representing 18 financial institutions operating in our primary service area with deposits in excess of $1.7 billion. We will encounter strong competition from existing banks and other types of financial institutions operating in Bluffton and the surrounding communities. Some of these competitors have been in business for a long time and have already established their customer base and name recognition. Most are larger than we will be and have greater financial and personnel resources than we will have. Some are large super-regional and regional banks, like Wachovia Bank, Bank of America, and SunTrust Bank, and others are more established community banks, like Liberty Savings Bank FSB, First Federal S&L of Charleston, Beach First National Bank, and Lowcountry National Bank. Some of these institutions offer services, including extensive and established branch networks and trust services, that we either do not expect to provide or will not provide for some time. Due to this competition, we may have to pay higher rates of interest to attract deposits. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that will apply to our bank. Most of these institutions have substantially greater resources and lending limits than we will have, and many of these competitors offer services, including extensive and established branch networks and trust services, that we either do not expect to provide or will not provide initially. Nevertheless, we believe that our management team, our focus on relationship banking, and the economic and demographic dynamics of our service area will allow us to gain a meaningful share of the area’s deposits.

Business Strategy

        Management Philosophy. Atlantic Community Bank will be a locally-owned and operated bank organized to serve consumers and small-to-medium-sized businesses and professional concerns. A primary reason for our efforts in forming the bank lies in our belief that a community-based bank, with a personal focus, can better identify and serve local relationship banking needs than can a branch or subsidiary of larger outside banking organizations. Our organizers have extensive business experience and contacts in the market which we believe will create immediate business opportunities for the bank.

        Operating Strategy. To achieve the level of prompt, responsive service that we believe will be necessary to attract customers and to develop our image as a locally owned bank with a focus on personalized service, we will employ the following business strategies:

•	Experienced Senior Management. We have retained Robert Trask to lead the management team as our president and chief executive officer. Mr. Trask has over 15 years of commercial bank experience are concentrated in the coastal communities of Charleston, Beaufort, Hilton Head Island and Bluffton, South Carolina and Savannah, Georgia. Most recently, Mr. Trask was senior vice president and retail area executive of Beaufort County for First Citizens Bank & Trust Company of South Carolina.

•	Other Executives. We are in the process of assembling a management team with significant banking experience. We have hired Mr. Timothy C. King as our chief financial officer. He has over 19 years of banking experience. He most recently served as the executive vice president and chief financial officer of NBRS Financial in Rising Sun, Maryland. We expect other officers that we hire to be individuals who reside in our primary market area and have local banking experience and a history of service to the community. Based upon the community’s response to our marketing effort, we believe there are several local experienced banking executives who would be interested in joining our community banking effort.

•	Community-Oriented Board of Directors. Our management team will operate under the direction of our board of directors. As described in the Management section beginning on page 38, most of our directors are long time residents and business persons and professionals in our service areas with significant community involvement. These directors are dedicated to the success of the bank and will play an important part in marketing the new bank in the community.

•	Local Services and Decision Making. We believe our customers will enjoy a professional and consistent banking environment with local decision-making and personal access to a banker who strives to understand their financial needs. We will seek to be identified as a community bank that cares about its customers. In order to accomplish this, we will attempt to hire local bankers who are recognized for their community involvement and successful banking background.

•	Focus on Small-to-Medium-Sized Commercial Market Sector. Although size gives larger banks advantages in competing for business from large corporations, including higher lending limits and the ability to offer services in other areas of South Carolina, we believe that there is a void in the community banking market in the Bluffton area, and that we can successfully fill this void.

Initially, we will not compete with large institutions for the primary banking relationships of large corporations, but will compete for niches in this business and for the consumer business of their employees. We will also focus on small-to-medium-sized businesses and their employees. This includes retail, service, manufacturing, industrial, and professional businesses with annual revenues of less than $25 million. We believe that these organizations desire a consistent and personal banking relationship. We intend to attract these types of businesses based on relationships and contacts which the bank’s directors and management have inside and outside our core service area.

Lending Activities

        General. We intend to emphasize a range of lending services, including real estate, commercial, and equity-line and consumer loans to individuals, small- to medium-sized businesses, and professional concerns that are located in or conduct a substantial portion of their business in the bank’s market area. We will compete for these loans with competitors who are well established in our service area and have greater resources and lending limits. As a result, we may have to charge lower interest rates to attract borrowers.

        The well established banks in our service area will make proportionately more loans to medium-to-large-sized businesses than we will. Many of the bank’s anticipated commercial loans will likely be made to small-to-medium-sized businesses which may be less able to withstand competitive, economic, and financial conditions than larger borrowers.

        Loan Approval and Review. The bank’s loan approval policies will provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds that individual officer’s lending authority, the loan request will be considered and approved by an officer with a higher lending limit or the board of directors’ loan committee. The bank will not make any loans to any director of the bank unless the loan is approved by the board of directors of the bank and is made on terms not more favorable to the person than would be available to a person not affiliated with the bank. The bank currently intends to adhere to Federal National Mortgage Association and Federal Home Loan Mortgage Corporation guidelines in its mortgage loan review process, but may choose to alter this policy in the future. The bank expects to sell residential mortgage loans that it originates on the secondary market.

        Loan Distribution. We estimate that our initial percentage distribution of our loans for the first year will be as follows:

Real Estate	40%
Commercial Loans	20%
Equity Line and Consumer Loans	15%
Residential Mortgage Loans	25%

Total	100%

These are estimates only. Our actual deposit and loan distribution will depend on our customers’ requirements and will vary initially and over time.

        Allowance for Loan Losses. We will maintain an allowance for loan losses, which we will establish through a provision for loan losses charged against income. We will charge loans against this allowance when we believe that the collectibility of the principal is unlikely. The allowance will be an estimated amount that we believe will be adequate to absorb losses inherent in the loan portfolio based on evaluations of its collectibility. We anticipate that initially our allowance for loan losses will equal approximately 1.00% of the average outstanding balance of our loans. Over time, we will periodically determine the amount of the allowance based on our consideration of several factors, including:

•	an ongoing review of the quality, mix, and size of our overall loan portfolio;
•	our historical loan loss experience;
•	evaluation of economic conditions;
•	specific problem loans and commitments that may affect the borrower’s ability to pay;
•	regular reviews of loan delinquencies and loan portfolio quality by our internal auditors and our bank regulators; and
•	the amount and quality of collateral, including guarantees, securing the loans.

        Lending Limits. The bank’s lending activities will be subject to a variety of lending limits imposed by federal law. In general, the bank will be subject to a legal limit on loans to a single borrower equal to 15% of the bank’s capital and unimpaired surplus. Different limits may apply based on the type of loan or the nature of the borrower, including the borrower’s relationship to the bank. These limits will increase or decrease as the bank’s capital increases or decreases. Unless the bank is able to sell participations in its loans to other financial institutions, the bank will not be able to meet all of the lending needs of loan customers requiring aggregate extensions of credit above these limits.

        Credit Risk. The principal credit risk associated with each category of loans is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the strength of the manufacturing, services, and retail market segments. General economic factors affecting a borrower’s ability to repay include interest, inflation, employment rates, and the strength of local and national economy, as well as other factors affecting a borrower’s customers, suppliers, and employees.

        Real Estate Loans. We expect that loans secured by first or second mortgages on real estate will make up approximately 65% of the bank’s loan portfolio. These loans will generally fall into one of two categories: commercial real estate loans or construction and development loans. We also expect to make residential real estate loans secured by first or second mortgages on real estate. Each of these categories is discussed in more detail below, including their specific risks. Interest rates for all categories may be fixed or adjustable, and will more likely be fixed for shorter-term loans. The bank will generally charge an origination fee for each loan.

        Real estate loans are subject to the same general risks as other loans. Real estate loans are also sensitive to fluctuations in the value of the real estate securing the loan. On first and second mortgage loans we would not advance more than regulatory limits. We will require a valid mortgage lien on all real property loans along with a title lien policy which insures the validity and priority of the lien. We will also require borrowers to obtain hazard insurance policies and flood insurance if applicable. Additionally, certain types of real estate loans have specific risk characteristics that vary according to the collateral type securing the loan and the terms and repayment sources for the loan.

        We will have the ability to originate some real estate loans for sale into the secondary market. We can limit our interest rate and credit risk on these loans by locking the interest rate for each loan with the secondary investor and receiving the investor’s underwriting approval prior to originating the loan.

•	Commercial Real Estate Loans. Commercial real estate loans will generally have terms of five years or less, although payments may be structured on a longer amortization basis. Inherent in commercial real estate loans’ credit risk is the risk that the primary source of repayment, the operating commercial real estate company, will be insufficient to service the debt. If a real estate loan is in default, we also run the risk that the value of a commercial real estate loan’s secured real estate will decrease, and thereby be insufficient to satisfy the loan. To mitigate these risks, we will evaluate each borrower on an individual basis and attempt to determine its business risks and credit profile. We will attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio is established by independent appraisals. We will typically review the personal financial statements of the principal owners and require their personal guarantees. These reviews often reveal secondary sources of payment and liquidity to support a loan request.

•	Construction and Development Real Estate Loans. We will offer adjustable and fixed rate residential and commercial construction loans to builders and developers and to consumers who wish to build their own home. The term of construction and development loans will generally be limited to 18 months, although payments may be structured on a longer amortization basis. Most loans will mature and require payment in full upon the sale of the property. Construction and development loans generally carry a higher degree of risk than long term financing of existing properties. Repayment usually depends on the ultimate completion of the project within cost estimates and on the sale of the property. Specific risks include:

•	cost overruns;
•	mismanaged construction;
•	inferior or improper construction techniques;
•	economic changes or downturns during construction;
•	a downturn in the real estate market;
•	rising interest rates which may prevent sale of the property; and
•	failure to sell completed projects in a timely manner.

We will attempt to reduce risk by obtaining personal guarantees where possible, and by keeping the loan-to-value ratio of the completed project below specified percentages. We may also reduce risk by selling participations in larger loans to other institutions when possible.

•	Residential Real Estate Loans. These loans will generally have longer terms, up to 30 years. We will offer fixed and adjustable rate mortgages, and we intend to sell most or all of the residential real estate loans that we generate in the secondary market soon after we originate them. We do not intend to retain servicing rights for these loans. Inherent in residential real estate loans’ credit risk is the risk that the primary source of repayment, the residential borrower, will be insufficient to service the debt. If a real estate loan is in default, we also run the risk that the value of a residential real estate loan’s secured real estate will decrease, and thereby be insufficient to satisfy the loan. To mitigate these risks, we will evaluate each borrower on an individual basis and attempt to determine its credit profile. By selling these loans in the secondary market, we can significantly reduce our exposure to credit risk because the loans will be underwritten through a third party agent without any recourse against the bank.

        Commercial Loans. The bank will make loans for commercial purposes in various lines of businesses. We will focus our efforts on commercial loans of $1,000,000 or less. Equipment loans will typically be made for a term of five years or less at fixed or variable rates, with the loan fully amortized over the term and secured by the financed equipment. Working capital loans will typically have terms not exceeding one year and will usually be secured by accounts receivable, inventory, or personal guarantees of the principals of the business. For loans secured by accounts receivable or inventory, principal will typically be repaid as the assets securing the loan are converted into cash, and in other cases principal will typically be due at maturity. Trade letters of credit, standby letters of credit, and foreign exchange will be handled through a correspondent bank as agent for the bank. Commercial loans primarily have risk that the primary source of repayment, the borrowing business, will be insufficient to service the debt. Often this occurs as the result of changes in local economic conditions or in the industry in which the borrower operates which impact cash flow or collateral value.

        We expect to also offer small business loans utilizing government enhancements such as the Small Business Administration’s 7(a) program and SBA’s 504 and “LowDoc” programs. These loans will typically be partially guaranteed by the government which may help to reduce the bank’s risk. Government guarantees of SBA loans will not exceed 80% of the loan value, and will generally be less.

Credit Administration

        A key to success in the business of banking is to restrict lending to those who can reasonably be expected to repay the loans in accordance with their terms. To achieve this goal, we will require applicants to provide detailed information about their financial condition, their income, their credit history, and other relevant information. We expect to use a variety of methods to verify this information. Our loan officers, who are experienced lenders in the Bluffton market, will take and review loan applications. They not only will review the creditworthiness of the borrower but will structure the loan to fit the borrower’s reasonable ability to pay. Each lending officer will have a lending limit and cannot approve loans above that limit without the concurrence of a senior lender. Loans above specified limits will also be approved by the bank’s board of directors. Atlantic Community Bank will ordinarily not make loans above its self-imposed limits, which are less than its legal lending limits. In order to reduce the risk of loss to the bank, most of our loans will be secured by collateral, typically local real estate. With real estate collateral, Atlantic Community Bank will obtain appraisals of the property by professionals in whom it has confidence. We will use loan-to-collateral ratios for different types of collateral of substantially less than 100% to increase the prospect of a full recovery should it have to foreclose.

         Consumer Loans. The bank will make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit such as credit cards. Installment loans typically will carry balances of less than $50,000 and be amortized over periods up to 60 or more months. Consumer loans may be offered on a single maturity basis where a specific source of repayment is available. Revolving loan products will typically require monthly payments of interest and a portion of the principal.

        Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because the value of the secured property may depreciate rapidly, they are often dependent on the borrower’s employment status as the sole source of repayment, and some of them are unsecured. To mitigate these risks, we will analyze selective underwriting criteria for each prospective borrower, which may include the borrower’s employment history, income history, credit bureau reports, or debt to income ratios. If the consumer loan is secured by property, such as an automobile loan, we will also attempt to offset the risk of rapid depreciation of the collateral with a shorter loan amortization period. Despite these efforts to mitigate our risks, consumer loans have a higher rate of default that real estate loans. For this reason, we will also attempt to reduce our loss exposure to these types of loans by limiting their sizes relative to other types of loans.

        We will also offer home equity loans. Our underwriting criteria for and the risks associated with home equity loans and lines of credit will generally be the same as those for first mortgage loans. Home equity lines of credit will typically have terms of 15 years or less, will typically carry balances less than $125,000, and may extend up to 90% of the available equity of each property.

        Relative Risks of Loans. Each category of loan has a different level of credit risk. Real estate loans are generally safer than loans secured by other assets because the value of the underlying security, real estate, is generally ascertainable and does not fluctuate as much as some other assets. Certain real estate loans are less risky than others. Residential real estate loans are generally the least risky type of real estate loan, followed by commercial real estate loans and construction and development loans. Commercial loans, which can be secured by real estate or other assets, or which can be unsecured, are generally more risky than real estate loans, but less risky than consumer loans. Finally, consumer loans, which can also be secured by real estate or other assets, or which can also be unsecured, are generally considered to be the most risky of these categories of loans. Any type of loan which is unsecured is generally more risky than secured loans. These levels of risk are general in nature, and many factors including the creditworthiness of the borrower or the particular nature of the secured asset may cause any type of loan to be more or less risky than another. Additionally, these levels of risk are limited to an analysis of credit risk, and they do not take into account other risk factors associated with making loans such as the interest rate risk inherent in long-term, fixed-rate loans.

Deposit Services

        We intend to offer a full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, NOW accounts, commercial accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates will be tailored to our principal market area at rates competitive to those offered in the Bluffton area. In addition, we intend to offer certain retirement account services, including IRAs. We intend to solicit these accounts from individuals, businesses, and other organizations.

         Deposit Distribution. We estimate that our initial percentage distribution of our deposits for the first year will be as follows:

Demand Deposit	15%
Savings & Money Market	45%
Time and Savings Deposits	40%

Total	100%

Other Banking Services

        We will offer cashier’s checks, banking by mail, direct deposit of payroll and social security checks, United States Savings Bonds, and travelers checks. We plan for the bank to become associated with the Honor and Cirrus ATM networks that may be used by the bank’s customers throughout the country. We believe that by being associated with a shared network of ATMs, we will be better able to serve our customers and will be able to attract customers who are accustomed to the convenience of using ATMs. We intend to begin offering these services shortly after opening the bank. We also plan to offer a debit card and credit card services through a correspondent bank as an agent for the bank. Once we are operating, we anticipate that the bank may offer other bank services including, lines of credit, 24-hour telephone banking, and on-line banking. We do not expect the bank to exercise trust powers during its initial years of operation.

        We will offer products and services via the traditional means of brick and mortar, phone banking, ATM network and Internet banking. We do not anticipate any other variation in our market area or distribution channels within the first three years of operation.

Employees

        We anticipate that, upon commencement of operations, the bank will have approximately 10 full-time employees and one part-time employee. Atlantic Bancshares, as the holding company for the bank, will not have any employees other than its officers.

Properties

        We are located at 1 Sherington Drive, Suite J (Sheridan Park) Bluffton, South Carolina 29910. The space is leased through Atlantic Bancshares for a period of three years with a three year option to renew. Rent over the first three years is $4,562.50 per month plus the space’s pro-rated share of property taxes, common area maintenance and applicable sales tax, which in the initial term is expected to be $5,063. The location is subleased through Regional Bankshares, Inc.

        We believe this to be an excellent location as it formerly served as a Bank of America retail branch location for over 10 years. Bank of America outgrew the location and subsequently built and moved into a new Bluffton location in September 2004. The space is configured for bank use and the majority of construction renovation work required is cosmetic.

        Leased space totals 2,190 square feet and is part of a high-visibility commercial space located with other compatible and highly-trafficked businesses. Sheridan Park is an established commercial subdivision fronting Highway 278 and includes the South Carolina Division of Motor Vehicles, restaurants, retail stores, wholesalers, and professional office space. The commercial building that contains our leased space also borders on and provides signage on Highway 278. Signage is also provided directly over the main public entrance.

        We will also lease a facility for our operations department. This facility is approximately one mile south of the Sheridan Park branch location and is in a Bluffton Park commercial subdivision, which is directly adjacent to the Sheridan Park commercial subdivision.

        This operations department facility will have approximately 2,000 square feet of office space and between three and five employees. We anticipate leasing this temporary location during the third quarter 2005 for a maximum of 24 months to allow for construction of the new main office location. Our operations department will be moved to the main office location which is projected to open in the second year of operation.

        Our current plans anticipate that we will open two additional offices in the next five years. We plan to open a new office in the first quarter of our second year of operation in Bluffton which will serve as our main headquarters. We have reviewed several build-to-suit projects with lease options. Currently, we anticipate entering into a written lease in the near future with a suitable project partner. The organizers of the company, along with other non-organizers, have formed a separate corporate entity which anticipates purchasing a one and a half acre parcel in Bluffton and constructing an approximately 10,000 square foot office building that we will lease. The lease terms will be established to be at a fair market rental value by gathering competitive bids from other lessors.

Legal Proceedings

        We are not involved in any pending legal proceedings.

SUPERVISION AND REGULATION

        Both the company and the bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Beginning with the enactment of the Financial Institutions Reform Recovery and Enforcement Act in 1989 and followed by the FDIC Improvement Act in 1991 and the Gramm-Leach-Bliley Act in 1999, numerous additional regulatory requirements have been placed on the banking industry in the past several years, and additional changes have been proposed. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

        The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions.

USA PATRIOT Act of 2002

        In October 2002, the USA PATRIOT Act of 2002 was enacted in response to the terrorist attacks in New York, Pennsylvania, and Washington D.C. that occurred on September 11, 2001. The PATRIOT Act is intended to strengthen U.S. law enforcement’s and the intelligence communities’ abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the PATRIOT Act on financial institutions is significant and wide ranging. The PATRIOT Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying customer identification at account opening, and rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties who may be involved in terrorism or money laundering.

Check 21

        On October 28, 2003, President Bush signed into law the Check Clearing for the 21st Century Act, also known as Check 21. Check 21 gives “substitute checks,” such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions of Check 21 include:

•	allowing check truncation without making it mandatory;
•	demanding that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;
•	legalizing substitutions for and replacements of paper checks without agreement from consumers;
•	retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;
•	requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and
•	requiring recrediting of funds to an individual’s account on the next business day after a consumer proves that the financial institution has erred.

        This legislation will likely affect bank capital spending as many financial institutions assess whether technological or operational changes are necessary to stay competitive and take advantage of the new opportunities presented by Check 21.

Atlantic Bancshares

        We will own 100% of the outstanding capital stock of the bank, and therefore we will be considered to be a bank holding company under the federal Bank Holding Company Act of 1956 and the South Carolina Banking and Branching Efficiency Act.

        The Bank Holding Company Act. Under the Bank Holding Company Act, we are subject to periodic examination by the Federal Reserve and are required to file periodic reports of our operations and any additional information that the Federal Reserve may require. Our activities at the bank and holding company levels will be limited to:

•	banking and managing or controlling banks;
•	furnishing services to or performing services for our subsidiaries; and
•	engaging in other activities that the Federal Reserve determines to be so closely related to banking and managing or controlling banks as to be a proper incident thereto.

        Investments, Control, and Activities. With certain limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

•	acquiring substantially all the assets of any bank;
•	acquiring direct or indirect ownership or control of any voting shares of any bank if after the acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
•	merging or consolidating with another bank holding company.

        In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated thereunder, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. We anticipate that our common stock will be registered under the Securities Exchange Act of 1934. The regulations provide a procedure for rebutting control when ownership of any class of voting securities is below 25%.

        Under the Bank Holding Company Act, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, nonbanking activities unless the Federal Reserve Board, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include:

•	making or servicing loans and certain types of leases;
•	engaging in certain insurance and discount brokerage activities;
•	performing certain data processing services;
•	acting in certain circumstances as a fiduciary or investment or financial adviser;
•	owning savings associations; and
•	making investments in certain corporations or projects designed primarily to promote community welfare.

        The Federal Reserve Board imposes certain capital requirements on the company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of “qualifying” capital to risk-weighted assets. These requirements are described below under “-Atlantic Community Bank — Capital Regulations.”

Subject to our capital requirements and certain other restrictions, we are able to borrow money to make a capital contribution to the bank, and these loans may be repaid from dividends paid from the bank to the company. Our ability to pay dividends will be subject to regulatory restrictions as described below in “-Atlantic Community Bank – Dividends.” We will also be able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

        Source of Strength; Cross-Guarantee. In accordance with Federal Reserve Board policy, we are expected to act as a source of financial strength to the bank and to commit resources to support the bank in circumstances in which we might not otherwise do so. Under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, upon the Federal Reserve Board’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any depository institution subsidiary of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiaries if the agency determines that divestiture may aid the depository institution’s financial condition.

        The Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act was signed into law on November 12, 1999. Among other things, the Act repealed the restrictions on banks affiliating with securities firms contained in sections 20 and 32 of the Glass-Steagall Act. The Act also permits bank holding companies that become financial holding companies to engage in a statutorily provided list of financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities. The Act also authorizes activities that are “complementary” to financial activities. We have not elected to become a financial holding company.

        The Act is intended, in part, to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, the Act may have the result of increasing the amount of competition that we face from larger institutions and other types of companies. In fact, it is not possible to predict the full effect that the Act will have on us.

        South Carolina State Regulation. As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on sale or merger and to regulation by the South Carolina Board of Financial Institutions. We are not required to obtain the approval of the Board prior to acquiring the capital stock of a national bank, but we must notify them at least 15 days prior to doing so. We must receive the Board’s approval prior to engaging in the acquisition of a South Carolina state chartered bank or another South Carolina bank holding company.

Atlantic Community Bank

        The bank will operate as a state bank incorporated under the laws of the State of South Carolina and is subject to examination by the South Carolina Board of Financial Institutions. Deposits in the bank will be insured by the FDIC up to a maximum amount, which is generally $100,000 per depositor subject to aggregation rules.

        The South Carolina Board of Financial Institutions and the FDIC regulate or monitor virtually all areas of the bank’s operations, including:

•	security devices and procedures;
•	adequacy of capitalization and loss reserves;
•	loans;
•	investments;
•	borrowings;
•	deposits;
•	mergers;
•	issuances of securities;
•	payment of dividends;

•	interest rates payable on deposits;
•	interest rates or fees chargeable on loans;
•	establishment of branches;
•	corporate reorganizations;
•	maintenance of books and records; and
•	adequacy of staff training to carry on safe lending and deposit gathering practices.

        The South Carolina Board of Financial Institutions requires the bank to maintain specified capital ratios and imposes limitations on the bank’s aggregate investment in real estate, bank premises, and furniture and fixtures. The South Carolina Board of Financial Institutions also requires the bank to prepare quarterly reports on the bank’s financial condition in compliance with its minimum standards and procedures.

        Under the FDIC Improvement Act, all insured institutions must undergo regular on site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and their state supervisor when applicable. The FDIC Improvement Act directs the FDIC to develop a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

•	internal controls;
•	information systems and audit systems;
•	loan documentation;
•	credit underwriting;
•	interest rate risk exposure; and
•	asset quality.

        Holding companies which have been registered or have undergone a change in control within the past two years or which have been deemed by the Federal Reserve Board to be troubled institutions must give the Federal Reserve Board 30 days’ prior notice of the appointment of any senior executive officer or director. Within the 30 day period, the Federal Reserve Board, as the case may be, may approve or disapprove any such appointment.

        Deposit Insurance. The FDIC has adopted a risk-based assessment system for determining an insured depository institutions’ insurance assessment rate. The system takes into account the risks attributable to different categories and concentrations of assets and liabilities. An institution is placed into one of three capital categories: (1) well capitalized; (2) adequately capitalized; or (3) undercapitalized. The FDIC also assigns an institution to one of three supervisory subgroups, based on the FDIC’s determination of the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation (FICO) bonds issued in the late 1980s as part of the government rescue of the thrift industry. New changes have been proposed recently regarding these assessments, including an increase in the amount of the FDIC insurance, but at this time it is not possible to predict whether the changes will be implemented or what their effect would be. Generally, we expect that increases in deposit insurance premiums or changes in risk classification will increase the bank’s cost of funds, and we may not be able to pass these costs on to our customers. Although we will pay a quarterly FICO assessment, the FDIC assessment rate on our bank deposits will initially be zero, but may change in the future. The FDIC may increase or decrease the assessment rate schedule on a semiannual basis. An increase in the BIF assessment rate could have a material adverse effect on our earnings, depending on the amount of the increase.

        The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

        Transactions With Affiliates and Insiders. The bank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the bank’s capital and surplus and, as to all affiliates combined, to 20% of the bank’s capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets.

        The bank is subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. The bank is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

        The Federal Reserve Board has recently issued Regulation W, which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretative guidance with respect to affiliate transactions. Regulation W incorporates the exemption from the affiliate transaction rules but expands the exemption to cover the purchase of any type of loan or extension of credit from an affiliate. In addition, under Regulation W:

•	a bank and its subsidiaries may not purchase a low-quality asset from an affiliate;
•	covered transactions and other specified transactions between a bank or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices; and
•	with some exceptions, each loan or extension of credit by a bank to an affiliate must be secured by collateral with a market value ranging from 100% to 130%, depending on the type of collateral, of the amount of the loan or extension of credit.

        Regulation W generally excludes all nonbank and nonsavings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates. Concurrently with the adoption of Regulation W, the Federal Reserve Board has proposed a regulation which would further limit the amount of loans that could be purchased by a bank from an affiliate to not more than 100% of the bank’s capital and surplus. This regulation has not yet been adopted.

        Dividends. A South Carolina state bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. The bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the South Carolina Board of Financial Institutions, provided that the bank received a composite rating of one or two at the last federal or state regulatory examination. The bank must obtain approval from the South Carolina Board of Financial Institutions prior to the payment of any other cash dividends. In addition, under the FDICIA, the bank may not pay a dividend if, after paying the dividend, the bank would be undercapitalized.

        Branching. Under current South Carolina law, we may open branch offices throughout South Carolina with the prior approval of the South Carolina Board of Financial Institutions. In addition, with prior regulatory approval, the bank will be able to acquire existing banking operations in South Carolina. Furthermore, federal legislation has been passed that permits interstate branching by banks if allowed by state law, and interstate merging by banks.

        Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, a financial institution’s primary regulator, which is the FDIC for the bank, shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our bank.

        The Gramm-Leach-Bliley Act. Under the Gramm-Leach-Bliley Act, subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form “financial subsidiaries” that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The Gramm-Leach-Bliley Act imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank’s equity investment in the financial subsidiary be deducted from the bank’s assets and tangible equity for purposes of calculating the bank’s capital adequacy. In addition, the Gramm-Leach-Bliley Act imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and nonbank affiliates.

        The Gramm-Leach-Bliley Act also contains provisions regarding consumer privacy. These provisions require financial institutions to disclose their policy for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market an institution’s own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing, or other marketing to the consumer.

        Other Regulations. Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. The bank’s loan operations are also subject to federal laws applicable to credit transactions, such as:

•	the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
•	the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
•	the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
•	the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
•	the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
•	the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

        In addition, the deposit operations of the bank are subject to:

•	the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
•	the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

        Capital Regulations. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders’ equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets.

        Under these guidelines, banks’ and bank holding companies’ assets are given risk-weights of 0%, 20%, 50%, or 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight applies. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.

        The federal bank regulatory authorities have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points.

        The FDIC Improvement Act established a new capital-based regulatory scheme designed to promote early intervention for troubled banks which requires the FDIC to choose the least expensive resolution of bank failures. The new capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” To qualify as a “well capitalized” institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Initially, we will qualify as “well capitalized.”

        Under the FDIC Improvement Act regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution increases, and the permissible activities of the institution decrease, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to do some or all of the following:

•	submit a capital restoration plan;
•	raise additional capital;
•	restrict their growth, deposit interest rates, and other activities;
•	improve their management;
•	eliminate management fees; or
•	divest themselves of all or a part of their operations.

        A bank that is not “well capitalized” is also subject to certain limitations relating to so-called “brokered” deposits. Bank holding companies controlling financial institutions can be called upon to boost the institutions’ capital and to partially guarantee the institutions’ performance under their capital restoration plans.

        These capital guidelines can affect us in several ways. If we grow at a rapid pace, our capital may be depleted too quickly, and a capital infusion from the holding company may be necessary which could impact our ability to pay dividends. Our capital levels will initially be more than adequate; however, rapid growth, poor loan portfolio performance, poor earnings performance, or a combination of these factors could change our capital position in a relatively short period of time.

        Failure to meet these capital requirements would mean that a bank would be required to develop and file a plan with its primary federal banking regulator describing the means and a schedule for achieving the minimum capital requirements. In addition, such a bank would generally not receive regulatory approval of any application that requires the consideration of capital adequacy, such as a branch or merger application, unless the bank could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time.

        Enforcement Powers. The Financial Institutions Reform Recovery and Enforcement Act expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain “institution-affiliated parties.” Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution’s affairs. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1.0 million a day for such violations. Criminal penalties for some financial institution crimes have been increased to 20 years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies’ power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

        Effect of Governmental Monetary Policies. Our earnings will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

        Proposed Legislation and Regulatory Action. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation’s financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

MANAGEMENT

General

        The following table sets forth the number and percentage of outstanding shares of common stock we expect to be beneficially owned by the organizers and executive officers after the completion of this offering. All of our organizers will serve as directors. The addresses of our organizers are the same as the address of the bank. Prior to the offering, Mr. Trask purchased 10 shares of common stock for $10.00 per share. We will redeem this stock after the offering. This table includes shares based on the “beneficial ownership” concepts as defined by the SEC. Beneficial ownership includes spouses, minor children, and other relatives residing in the same household, and trusts, partnerships, corporations or deferred compensation plans which are affiliated with the principal.

			Percent of	Percent of
	Number of	Right to	Maximum	Minimum
Name of Beneficial Owner	Shares Owned (1)	Acquire (2)	Offering (3)	Offering (4)

Organizers and Executive Officers

Gary C. Davis	10,000	10,000	1.65%	2.06%
Timothy C. King	12,500	0	1.04%	1.30%
Frederick Anthony Nimmer, III	12,500	10,000	1.86%	2.32%
Robyn J. Shirley	12,500	10,000	1.86%	2.32%
Mark S. Simpson	12,500	10,000	1.86%	2.32%
Brian J. Smith	12,500	10,000	1.86%	2.32%
Robert P. Trask	12,500	10,000	1.86%	2.32%
Allen B. Ward	10,000	10,000	1.65%	2.06%
Edgar L. Woods	20,000	10,000	2.48%	3.09%

All organizers and executive officers as
a group (9 persons)	115,000	80,000	15.23%	18.75%

(1)	Includes shares for which the named person has sole voting and investment power, has shared voting and investment power with a spouse, or holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

(2)	Includes shares that may be acquired upon the exercise of warrants options that are or become exercisable within 60 days of the date of this prospectus.

(3)	For each individual, this percentage is determined by assuming the named person exercises all warrants which he or she has the right to acquire within 60 days, but that no other persons exercise any options. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all warrants which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 1,200,000 shares of common stock outstanding at the close of the offering.

(4)	For each individual, this percentage is determined by assuming the named person exercises all warrants which he or she has the right to acquire within 60 days, but that no other persons exercise any options. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all warrants which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 960,000 shares of common stock outstanding at the close of the offering.

Executive Officers, Organizers and Directors of the Company

        The following sets forth information regarding Atlantic Bancshares’ executive officers, organizers, and directors as of the date of this prospectus. Our directors are elected to one years terms. Our executive officers serve at the discretion of our board of directors.

Name	Age	Position

Gary C. Davis	40	Director
Timothy C. King	43	Chief Financial Officer
Frederick Anthony Nimmer, III	44	Director
Robyn Josselson Shirley	38	Director
Mark S. Simpson	43	Director
Brian J. Smith	33	Chairman of the Board of Directors
Robert P. Trask	42	Chief Executive Officer, Director
Allen B. Ward	37	Director
Edgar L. Woods	44	Director

        Gary C. Davis, director, has been broker-in-charge of Hampton Hall Realty, the real estate sales arm of the Hampton Hall planned unit residential development located in Bluffton, South Carolina, since 2003. Prior to his current position, he worked for ten years with the health care manufacturer Johnson & Johnson, the last three as a district sales manager for the southeastern United States. Mr. Davis holds a South Carolina real estate brokers license. He is a native of Ridgeland in Jasper County, South Carolina and has been living in Bluffton since 1999. Mr. Davis received his bachelors degree in business administration from Presbyterian College.

        Timothy C. King is our proposed chief financial officer. He has served as executive vice president and chief financial officer of NBRS Financial, an independent community bank located in Rising Sun, Maryland, since 2002. He has over 19 years of commercial bank experience. Prior to his current position, Mr. King worked as a senior securities trader for Fidelity Investments from 1999 until 2002 and holds a general securities license. He has also served as chief financial officer of Patapsco Bancorp, Inc. and Capital Savings Bank. Mr. King earned a bachelors degree in accounting and finance from Mount Saint Mary’s College.

        Frederick Anthony Nimmer, III, director, is president of both Nimmer Turf + Tree Farm and Nimmer Equipment Rental Company, a position he has held since 1987. He also serves as vice-president of Turfmasters, Inc., which specializes in the installation of sod. All of these businesses are based in Ridgeland in Jasper County, South Carolina. Mr. Nimmer earned a bachelors degree in finance from Clemson University. Mr. Nimmer formerly served on South Carolina Bank & Trust’s Jasper County Advisory Board from January 1999 to October 2004. Mr. Nimmer is a native of Jasper County and has lived in Bluffton since 2001. He is also past president of the Jasper County Rotary Club.

        Robyn Josselson Shirley, director, has been practice manager for the Southeastern Oral and Maxillofacial Surgery Center, Inc., Bluffton, South Carolina since 1999. She earned a bachelors degree in sociology from Furman University. She also holds bachelors and masters degrees in occupational therapy from the Medical University of South Carolina. Mrs. Shirley holds a South Carolina license in occupational therapy. A native of Yemassee, South Carolina, she has lived in Bluffton since 2001 and formerly served on the board of directors of Heroes on Horseback.

        Mark S. Simpson, director, is an attorney and member of the South Carolina Bar. He has been in private practice with Jones, Patterson, Simpson & Newton, PA practicing in the fields of real estate and corporate law since 1987. Mr. Simpson earned undergraduate and law degrees from the University of South Carolina. Mr. Simpson has lived on Hilton Head Island since 1987. He is a member of the audit committee for the Beaufort County School District. In addition, he has served as chairman of the United Way of Beaufort County.

        Brian J. Smith currently serves as chair of the organizing board and is the proposed chair of our board of directors. He holds a South Carolina dental license. He has run his practice, Palmetto Dental Arts, PA in Bluffton,

South Carolina, since 1999. Dr. Smith earned undergraduate and postgraduate degrees from Clemson University and the Medical University of South Carolina College of Dental Medicine, respectively. He also completed a General Practice post-doctorate residency program at Palmetto Richland Health Alliance in Columbia, South Carolina. Dr. Smith has lived in Bluffton since 1999. He is a member of the Rotary Club of Bluffton and a trustee of Cross Episcopal School in Bluffton.

        Robert P. Trask is our proposed president and chief executive officer. He is a native of Beaufort and has lived in southern Beaufort County since 1989. His 17 years of commercial bank experience are concentrated in the coastal communities of Charleston, Beaufort, Hilton Head Island and Bluffton, South Carolina and Savannah, Georgia. Most recently, Mr. Trask served from 2001 until 2004 as senior vice president and retail area executive of Beaufort County for First Citizens Bank & Trust Company of South Carolina. Prior to that position, he served from 1997 until 2001 as a vice president of First National Bank in Bluffton, South Carolina. Prior to that position, Mr. Trask served from 1988 until 1997 for Wachovia Bank, beginning as a credit analyst and later serving as a loan officer and as a vice president. He earned a bachelors degree in financial management from Clemson University and a masters degree in business administration from the University of South Carolina. Mr. Trask is past president of the Rotary Club of Bluffton, founding chair of the board of trustees of Cross Episcopal School, and is trustee of the Community Foundation of the Lowcountry, Inc.

        Allen B. Ward, director, has been president of the Bluffton-based engineering firm of Ward Edwards Inc., which specializes in land surveying and multi-faceted engineering services, since 2000. Ward Edwards, Inc. also has offices in Savannah and Beaufort. He holds professional engineer licenses from multiple states, including South Carolina. Mr. Ward earned both his bachelors degree in civil engineering and masters degree in engineering-environmental systems from Clemson University. Originally from Kingstree, South Carolina, he has lived in Bluffton since 1998 and Beaufort County since 1992. Mr. Ward currently serves as South Carolina Governor Mark Sanford’s Ambassador for Economic Development for Beaufort County and is a member of the Rotary Club of Bluffton.

        Edgar L. Woods, director, has been president and owner of Palmetto Grain Brokerage LLC, which specializes in cash grain brokerage, futures/options trading and farm management, since 1985. He is also president of Performance Ag, LLC, a licensed South Carolina grain dealer/merchant, and is also a partner in the Agricultural Products Exchange, a feed ingredients trading company with offices in New York, Iowa, and South Carolina. He holds a Futures, Series 3 license from the National Futures Association. Mr. Woods earned his bachelors degree in agricultural mechanization and business from Clemson University. He is a native of Jasper County and has lived in Bluffton since 1990. Mr. Woods serves on the executive committee of the Palmetto Agribusiness Council and is past president of both the South Carolina Grain Dealers association and Southeastern Feed and Grain, a group of feed and grain dealers from four southeastern states.

Employment Agreements

        Robert P. Trask. In June 2005, we entered into an employment agreement with Mr. Trask, under which he agreed to serve as president and chief executive officer of Atlantic Bancshares and Atlantic Community Bank for a term of three years. Mr. Trask’s employment with the company will automatically extend for additional terms of one year each unless the company delivers a notice of termination at least six months prior to the end of the term. During this term, Mr. Trask is entitled to:

•	Base salary of $117,000 per year, which will increased to $135,000 on the date we break escrow on our initial offering for the formation of the bank, and which may be increased annually by the board of directors;

•	Options to purchase a number of shares of common stock equal to 2% of the number of shares actually sold in the offering for $10 per share. The award agreement for the stock option shall provide that one-fifth of the shares subject to the option will vest on each of the first five anniversaries of the opening date of the bank, but only if the executive remains employed by the company or one of its subsidiaries on such date, and shall contain other customary terms and conditions;

•	Family medical insurance;

•	Reasonable car allowance not to exceed $450 per month;

•	Participate in our retirement, welfare, and other benefit programs;

•	Payment of initiation fees and reimbursement for club dues; and

•	Reimbursement for travel and business expenses.

        Pursuant to the terms of his employment agreement, Mr. Trask is prohibited from disclosing our trade secrets or confidential information. If we terminate Mr. Trask’s employment without cause, he will be entitled to severance equal to 24 months of his then base salary. In addition, following a change in control, if Mr. Trask terminates his employment for a good reason within a 90-day period beginning on the 30th day following a change in control or within a 90-day period beginning on the one year anniversary of the change in control, he will be entitled to severance equal to 24 months of his then base salary. Finally, during his employment and for a period of 24 months thereafter, Mr. Trask may not, subject to limited exceptions, (a) compete with us by forming, serving as an organizer, director, or officer of, or acquiring or maintaining an ownership interest in, a depository financial institution or holding company of a depository financial institution, if the depository institution or holding company has one or more offices or branches within our territory, (b) solicit our customers for a competing business, or (c) solicit our employees for a competing business.

        Timothy C. King. We also entered into an employment agreement with Timothy C. King to serve as the chief financial officer of Atlantic Bancshares and Atlantic Community Bank for a term of three years. Mr. King’s employment with the company will automatically extend for additional terms of one year each unless the company delivers a notice of termination at least six months prior to the end of the term. During this term, Mr. King is entitled to:

•	Base salary of $130,000 per year, which may be increased annually by the board of directors;

•	Options to purchase a number of shares of common stock equal to 1% of the number of shares actually sold in the offering for $10.00 per share. The award agreement for the stock option shall provide that one-fifth of the shares subject to the option will vest on each of the first five anniversaries of the opening date of the bank, but only if the executive remains employed by the company or one of its subsidiaries on such date, and shall contain other customary terms and conditions;

•	Medical insurance;

•	Participate in our retirement, welfare, and other benefit programs; and

•	Reimbursement for travel and business expenses.

        Pursuant to the terms of his employment agreement, Mr. King is prohibited from disclosing our trade secrets or confidential information. If we terminate Mr. King’s employment without cause, he will be entitled to severance equal to six months of his then base salary. In addition, following a change in control, if Mr. King terminates his employment for a good reason within a 90-day period beginning on the 30th day following a change in control or within a 90-day period beginning on the one year anniversary of the change in control, he will be entitled to severance equal to 12 months of his then base salary. Finally, during his employment and for a period of 12 months thereafter, Mr. King may not, subject to limited exceptions, (a) solicit our customers for a competing business or (b) solicit our employees for a competing business.

Director Compensation

        We do not intend to pay our directors fees until the bank is profitable. However, following completion of our initial public offering, we also reserve the right to pay our directors’ fees or compensate them through other means such as restricted stock or options.

Stock Incentive Plan

        After the offering, we expect to adopt a stock incentive plan which will permit Atlantic Bancshares to grant restricted stock or options to its officers, directors, and employees. We anticipate that we will initially authorize the issuance of a number of shares under the stock incentive plan not to exceed 20% of the shares outstanding after the offering, including options granted to Mr. Trask and Mr. King pursuant to our employment agreements with them. We do not intend to issue options at less than the fair market value of the common stock on the date of grant. We anticipate that the stock incentive plan will be submitted for shareholder approval at the company’s 2006 shareholder meeting.

Stock Warrants

        The organizers have invested significant time and effort to form Atlantic Bancshares and Atlantic Community Bank, and they have individually guaranteed our line of credit to the bank to cover organizational expenses. In recognition of the financial risk and efforts they have undertaken in organizing the bank, each organizer will also receive, for no additional consideration, a warrant to purchase one share of common stock at a purchase price of $10.00 per share for every one share the organizer purchases in the offering, up to a maximum of 10,000 shares per organizer. The warrants, which will be represented by separate warrant agreements, will be immediately vested upon issuance and will be exercisable in whole or in part during the ten year period following the date of the bank opens for business. The warrants will not be transferable and the warrants and the shares issued pursuant to the exercise of such warrants will be subject to transferability restrictions applicable to affiliates of Atlantic Bancshares. For more information on these restrictions see “Shares Eligible for Future Sale” on page 46. If the FDIC issues a capital directive or other order requiring the bank to obtain additional capital, the warrants will be forfeited if not immediately exercised.

        The organizers plan to purchase approximately 115,000 shares of common stock for a total investment of $1,150,000. As a result, the organizers will own approximately 12% of the common stock outstanding upon completion of the minimum offering and 10% if we sell the maximum offering amount. If each organizer exercises his warrant in full and we do not issue any other shares, our organizers’ ownership will increase to 19% of the outstanding common stock if we complete only the minimum offering and 15% if we sell the maximum offering amount. Although they have not promised to do so, the organizers may purchase additional shares in the offering, including up to 100% of the offering. All shares purchased by the organizers will be for investment and not intended for resale. Because purchases by the organizers may be substantial, you should not assume that the sale of a specified offering amount indicates the merits of this offering.

Exculpation and Indemnification

        Atlantic Bancshares’ articles of incorporation contain a provision which, subject to limited exceptions, limits the liability of a director for any breach of duty as a director. There is no limitation of liability for:

•	a breach of duty involving appropriation of a business opportunity;
•	an act or omission which involves intentional misconduct or a knowing violation of law;
•	any transaction from which the director derives an improper personal benefit; or
•	as to any payments of a dividend or any other type of distribution that is illegal under Section 33-8-330 of the South Carolina Business Corporation Act of 1988.

        In addition, if this statute is amended to authorize further elimination or limitation of the liability of director, then the liability of each director shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the law requires such action. The provision does not limit the right of the company or its shareholders to seek injunctive or other equitable relief not involving payments in the nature of monetary damages.

        Atlantic Bancshares’ bylaws contain provisions which provide indemnification to directors that are broader than the protection expressly mandated in Sections 33-8-510 and 33-8-520 of the South Carolina Business Corporation Act. To the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any action or proceeding brought by reason of the fact that such person was a director or officer, Sections 33-8-510 and 33-8-520 would require Atlantic Bancshares to indemnify these persons against expenses, including attorney’s fees, actually and reasonably incurred in connection with the matter. The South Carolina Business Corporation Act expressly allows Atlantic Bancshares to provide for greater indemnification rights to its officers and directors, subject to shareholder approval.

        Our board of directors also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors intends to extend indemnification rights to all of its executive officers.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Atlantic Bancshares pursuant to the foregoing provisions, or otherwise, Atlantic Bancshares has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Interests of Management and Others in Certain Transactions

        We expect to have banking and other transactions in the ordinary course of business with the organizers, directors, and officers and their affiliates, including members of their families or corporations, partnerships, or other organizations in which such organizers, officers, or directors have a controlling interest, on substantially the same terms, including price, or interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. These transactions are also restricted by our regulatory agencies, including the Federal Reserve Board. For a discussion of the Federal Reserve Board regulations, please see “Transactions with Affiliates and Insiders” on page 34. These transactions are not expected to involve more than the normal risk of collectibility or present other unfavorable features. Loans to individual directors and officers must also comply with the bank’s lending policies, regulatory restrictions, and statutory lending limits, and directors with a personal interest in any loan application will be excluded from the consideration of such loan application. We intend for all of our transactions with organizers or other affiliates to be on terms no less favorable than could be obtained from an unaffiliated third party and to be approved by a majority of our disinterested directors.

        Our current plans anticipate that we will open a new main headquarters located in Bluffton in the first quarter of our second year of operation. We have reviewed several build-to-suit projects with lease options. Currently, we anticipate entering into a written lease in the near future with a suitable project partner. The organizers of the company, along with other non-organizers, have formed a separate corporate entity which anticipates purchasing a one and a half acre parcel in Bluffton and constructing an approximately 10,000 square foot office building that we will lease. The lease terms will be established to be at a fair market rental value by gathering competitive bids from other lessors.

DESCRIPTION OF CAPITAL STOCK

General

        The authorized capital stock of Atlantic Bancshares consists of 10,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value. The following summary describes the material terms of Atlantic Bancshares’ capital stock. Please refer to the articles of incorporation of Atlantic Bancshares, which is filed as an exhibit to the registration statement of which this prospectus forms a part, for a detailed description of the provisions summarized below.

Common Stock

        Holders of shares of the common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for distribution. We do not plan to declare any dividends in the immediate future. See “Dividend Policy” on page 18. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders have no preemptive, conversion, redemption, or sinking fund rights. In the event of a liquidation, dissolution, or winding-up of the company, holders of common stock are entitled to share equally and ratably in the assets of the company, if any, remaining after the payment of all debts and liabilities of the company and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered by the company when issued will be, fully paid and nonassessable. The rights, preferences, and privileges of holders of common stock are subject to any classes or series of preferred stock that the company may issue in the future.

Preferred Stock

        Atlantic Bancshares’ articles of incorporation provide that the board of directors is authorized, without further action by the holders of the common stock, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative, participating, optional and other rights, qualifications, limitations, and restrictions, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. Upon completion of this offering, we will not have any shares of preferred stock outstanding. Issuances of preferred stock, while providing the company with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. For example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, and such issuances could have the effect of decreasing the market price of the common stock. We do not have any current plans to issue any preferred stock, and we will not issue preferred stock to organizers on terms more favorable than those on which we offer preferred stock to third parties.

Anti-takeover Effects

        The provisions of the articles, the bylaws, and South Carolina law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

        Restriction on Acquisition. Sections 34-25-50 and 34-25-240 of the Code of Laws of South Carolina prohibit a company from “acquiring” Atlantic Bancshares or Atlantic Community Bank until the bank has been in existence and continuous operation for five years.

        Control Share Act. Atlantic Bancshares has specifically elected to opt out of a provision of South Carolina law which may deter or frustrate unsolicited attempts to acquire South Carolina corporations. This statute, commonly referred to as the “Control Share Act,” applies to public corporations organized in South Carolina, unless the corporation specifically elects to opt out. The Control Share Act generally provides that shares of a public corporation acquired in excess of specific thresholds will not possess any voting rights unless the voting rights are approved by a majority vote of the corporation’s disinterested shareholders.

        Authorized but Unissued Stock. The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of Atlantic Bancshares by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the company’s management.

        Number of Directors. The bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than five nor more than 25 members. Initially we will have 8 directors.

        Number, Term, and Removal of Directors. We currently have 8 directors, but our bylaws authorize this number to be increased or decreased by our board of directors. Our directors are elected to one year terms by a plurality vote of our shareholders. Our bylaws provide that our shareholders may remove a director with or without cause by a majority vote of those entitled to vote in an election of directors. Our bylaws require that all directors retire by the age of 70. Our bylaws provide that all vacancies on our board may be filled by a majority of the remaining directors for the unexpired term.

        Advance Notice Requirements for Shareholder Proposals and Director Nominations. The bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals must be in writing and delivered to the secretary of the company no less than 30 days and no more than 60 days in advance of the annual meeting. Shareholder nominations for the election of directors must be made in writing and delivered to the secretary of the company no later than 90 days prior to the annual meeting, and in the case of election to be held at a special meeting of shareholders for the election of directors, the close of business on the seventh day following the date on which notice of the meeting is first given to shareholders. We may reject a shareholder proposal or nomination that is not made in accordance with such procedures.

        Nomination Requirements. Pursuant to the bylaws, we have established nomination requirements for an individual to be elected as a director, including that the nominating party provide (i) notice that such party intends to nominate the proposed director; (ii) the name of and biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders’ meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

Transfer Agent

        We anticipate that the transfer agent and registrar for the common stock will be First Citizens Bank of North Carolina.

Shares Eligible for Future Sale

        Upon completion of this offering, we will have up to 1,200,000 shares of common stock outstanding. The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act of 1933, except for shares purchased by “affiliates” of Atlantic Bancshares, which will be subject to resale restrictions under the Securities Act of 1933. An affiliate of the issuer is defined in Rule 144 under the Securities

Act of 1933 as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act of 1933 defines the term “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract or otherwise. Directors will likely be deemed to be affiliates. These securities held by affiliates may be sold without registration in accordance with the provisions of Rule 144 or another exemption from registration.

        In general, under Rule 144, an affiliate of the company or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in “brokers’ transactions,” as defined in the Securities Act of 1933, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of the common stock by affiliates of Atlantic Bancshares pursuant to Rule 144 difficult if no trading market develops in the common stock. Rule 144 also requires persons holding restricted securities to hold the shares for at least one year prior to sale.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for Atlantic Bancshares by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina.

EXPERTS

        Atlantic Bancshares’ financial statements as of July 22, 2005 and for the period from October 1, 2004 (date of inception) through July 22, 2005 have been audited by Elliott Davis, LLC as stated in their report appearing elsewhere herein, and have been so included in reliance on the report of this firm given upon their authority as an expert in accounting and auditing.

ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form SB-2 (together with all amendments, exhibits, schedules and supplements thereto, the “Registration Statement”), under the Securities Act of 1933 and the rules and regulations thereunder, for the registration of the common stock offered by this prospectus. This prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to Atlantic Bancshares, Atlantic Community Bank, and the common stock, you should refer to the Registration Statement and the exhibits thereto.

        You can examine and obtain copies of the Registration Statement at the Public Reference Section of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains all of the reports, proxy and information statements and other information regarding registrants that file electronically with the SEC using the EDGAR filing system, including Atlantic Bancshares.

        We have filed or will file various applications with the South Carolina Board of Financial Institutions, the FDIC, and the Federal Reserve Board. You should only rely on information in this prospectus and in our related Registration Statement in making an investment decision. If other available information is inconsistent with information in this prospectus, including information in public files or provided by the South Carolina Board of Financial Institutions, the FDIC, or the Federal Reserve Board, then this other information is superseded by the information in this prospectus. Projections appearing in the applications to our regulatory agencies were based on assumptions that the organizers believed were reasonable at the time, but which may have changed or otherwise be wrong. Atlantic Bancshares and Atlantic Community Bank specifically disclaim all projections for purposes of this prospectus and caution prospective investors against placing reliance on them for purposes of making an investment decision. Statements contained in this prospectus regarding the contents of any contract or other document referred to are not necessarily complete. If one of these contracts or documents is an exhibit to the Registration Statement, you may obtain and read the document or contract for more information.

        As a result of this offering, we will be subject to the disclosure obligations under Section 15(d) of the Securities Exchange Act. We will file periodic reports with the SEC but not be subject to compliance with the federal proxy rules.

        If we have more than 500 shareholders on December 31, 2005 or at the end of any fiscal year thereafter, we will be required to register our securities under Section 12(g) of the Securities Exchange Act. In addition to the obligation to file periodic reports with the SEC, we would also be subject to the federal proxy rules.

        If we have less than 300 shareholders on December 31, 2005 or at the end of any fiscal year thereafter, we anticipate that we would deregister as a reporting company with the SEC. As a result, we would no longer be obligated to file periodic reports with the SEC or comply with the federal proxy rules. We would continue to comply with regulatory and state law requirements and furnish our shareholders with annual reports containing audited financial information. Upon completion of the offering, we anticipate that we will have more than 300 and may have more than 500 shareholders.

ATLANTIC BANCSHARES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
BLUFFTON, SOUTH CAROLINA

Index to Financial Statements

Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Balance Sheet as of July 22, 2005	3

Statement of Operations for the Period
October 1, 2004 (Inception) to July 22, 2005	4

Statement of Shareholder's Equity (Deficit) for the Period
October 1, 2004 (Inception) to July 22, 2005	5

Statement of Cash Flows for the Period October 1, 2004 (Inception)
to July 22, 2005	6

Notes to Financial Statements	7-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Atlantic Bancshares, Inc.
Bluffton, South Carolina

We have audited the accompanying balance sheet of Atlantic Bancshares, Inc. (a Company in the Development Stage) as of July 22, 2005, and related statements of operations and shareholder’s equity (deficit), and cash flows for the period October 1, 2004 (inception) to July 22, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Bancshares, Inc. (a Company in the Development Stage) as of July 22, 2005, and the results of its operations and its cash flows for the period October 1, 2004 (inception) to July 22, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ Elliott Davis, LLC
Columbia, South Carolina
September 29, 2005

ATLANTIC BANCSHARES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
Balance Sheet
JULY 22, 2005

Assets
Cash	$17,146
Leasehold improvements	39,213
Prepaid expenses	6,043
Deferred stock issuance costs	20,000

Total assets	$82,402

Liabilities and Shareholder's Equity (Deficit)

Liabilities
Accounts payable	$73,842
Notes payable	274,924

Total liabilities	348,766

Commitments and Contingencies - Notes 3 and 7

Shareholder's Equity (Deficit)
Preferred stock, no par value; 10,000,000 shares
authorized; no shares issued and outstanding	-
Common stock, no par value; 10,000,000 shares
authorized; 10 shares issued and outstanding	100
Deficit accumulated in the development stage	(266,464)

Total shareholder's equity (deficit)	(266,364)

Total liabilities and shareholder's equity (deficit)	$82,402

The accompanying notes are an integral part of this financial statement.

ATLANTIC BANCSHARES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
Statement of Operations
For the Period October 1, 2004 (Inception) to July 22, 2005

Expenses
Salaries and benefits	$91,510
Postage and printing	576
Advertising	17,610
Telephone	264
Professional fees	89,531
Office supplies	1,144
Rent	38,144
Insurance	1,620
Dues and subscriptions	800
Application fees	7,688
Travel and entertainment	3,724
Utilities	669
Other	13,184

Total expenses	266,464

Net loss	$(266,464)

The accompanying notes are an integral part of this financial statement.

ATLANTIC BANCSHARES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
Statement of Shareholder’s Equity (Deficit)For
the Period October 1, 2004 (Inception) to July 22, 2005

			Deficit
			Accumulated
			in the
	Common Stock		Development
	Shares	Amount	Stage	Total

Issuance of common stock	10	$100	$-	$100

Net loss for the period	-	-	(266,464)	(266,464)

Balance, July 22, 2005	10	$100	$(266,464)	$(266,364)

The accompanying notes are an integral part of this financial statement.

ATLANTIC BANCSHARES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
Statement of Cash Flows
For the Period October 1, 2004 (Inception) to July 22, 2005

Cash flows from pre-operating activities
Net loss and accumulated deficit	$(266,464)
Accounts payable	73,842
Prepaid expenses	(6,043)

Cash used by pre-operating activities	(198,665)

Cash flows from investing activities
Purchases of leasehold improvements	(39,213)

Cash flows from financing activities
Borrowings from line of credit	274,924
Proceeds from issuance of stock	100
Deferred stock issuance costs	(20,000)

Cash provided by financing activities	255,024

Cash balance at end of period	$17,146

The accompanying notes are an integral part of this financial statement.

ATLANTIC BANCSHARES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Pursuant to a letter agreement reached on June 1, 2005, Atlantic Bancshares, Inc. (the “Company”) agreed to take over organizational efforts related to the formation, capitalization, and operation of Atlantic Community Bank from Regional Bankshares. Subsequent to and as a condition of the agreement, the Company paid Regional Bankshares $200,000 for reimbursement of organizational and pre-operating costs incurred by Regional Bankshares. Regional Bankshares commenced its organizational activities for Atlantic Community Bank on October 1, 2004. Atlantic Bancshares, Inc. was formed as a corporation to organize and own all of the capital stock of Atlantic Community Bank (the “Bank”), a proposed state chartered bank to be located in Bluffton, South Carolina, by a group of eight individuals (the “Organizers”). Upon receipt of all regulatory approvals, the proposed Bank will engage in general commercial banking. The Organizers have received conditional approval from the South Carolina Board of Financial Institutions to obtain a state bank charter. The Company is pending approval from the Federal Reserve Board and from the Federal Deposit Insurance Corporation (the “FDIC”) for deposit insurance. Provided the necessary capital is raised and the necessary regulatory approvals are received, it is expected that operations will commence in December 2005 or January 2006. The Company intends to have a December 31 year end.

The Company plans to raise a minimum of $9,600,000 by offering for sale 960,000 shares of its common stock. The Company plans to use $8,800,000 of the proceeds to capitalize the bank. The organizers, directors, executive officers, and members of their immediate families expect to purchase a total of 115,000 shares at an aggregate purchase price of approximately $1,150,000. The stock offering is expected to close in December 2005.

The Company is a development stage enterprise as defined by Statement of Financial Accounting Standards No. 7, “Accounting and Reporting by Development Stage Enterprises”, as it devotes substantially all its efforts to establishing a new business. As of July 22, 2005, the Company’s planned principal operations have not commenced and revenue has not been recognized from the planned principal operations.

Organizational and Pre-Opening Costs – Activities since inception have consisted of organizational activities necessary to obtain regulatory approvals and preparation activities to commence business as a commercial bank. Organizational costs are primarily legal fees related to the incorporation and organization of the Bank. Pre-opening costs are primarily employees’ salaries and benefits, and other operational expenses related to the preparation for the Bank’s opening. The organizational and pre-opening costs are charged against the Company’s and the Bank’s initial period operating results.

Offering Expenses – Offering expenses, consisting principally of direct incremental costs of the stock offering, will be deducted from the proceeds of the offering. Such offering expenses are classified as deferred stock issuance costs until the close of the stock offering.

At the completion of the sale of common stock and the opening of the Bank, incurred organizational and pre-opening costs, estimated to be $750,000, will be charged against the Bank’s initial period operating results. Offering expenses, estimated to be approximately $390,000, will be deducted from the proceeds of the offering. At July 22, 2005, the Company has incurred $20,000 in offering related costs.

Premises, Furniture and Equipment – Premises, furniture and equipment include leasehold improvements, furniture and equipment, and automobiles. Leasehold improvements are amortized on a straight line basis over the life of the lease. Amortization of leasehold improvements will begin when the property currently under lease is put into service for its intended purpose to serve as a branch location for Atlantic Community Bank. Furniture and equipment and automobiles will be depreciated on a straight line basis over the estimated useful lives of the assets. The range of estimated useful lives for premises, furniture and equipment is as follows:

ATLANTIC BANCSHARES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Furniture and equipment	5 - 10 years
Automobiles	3 years

Income Taxes – Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally net operating loss carryforwards.

Outsourcing Contracts – The Company has entered into outsourcing contracts with third parties to provide data processing related services to the proposed bank. These contracts typically require initial payments for setup of hardware and software and monthly payments which vary based on the volume of transactions. Initial up-front fees will be capitalized and amortized over the initial contract terms and monthly payments will be expensed as incurred.

NOTE 2 – LEASEHOLD IMPROVEMENTS

Leasehold improvements consist of costs associated with improvements to commercial space leased in Bluffton, South Carolina. This property will serve as the site of the initial branch location. Additional expenditures for leasehold improvements prior to the branch being placed in service are estimated to be $105,000.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Regional Bankshares, Inc. entered into a lease agreement on October 11, 2004 for a minimum term of thirty-six months, ending on October 31, 2007. Monthly rental expense for the initial term is $5,063. The lease agreement provides for two three-year renewal terms with monthly rental amounts of $5,428 and $5,792 for the two terms, respectively. Pursuant to a sublease agreement signed on June 30, 2005, the Company has committed to sublease this property from Regional Bankshares under the same terms and conditions as the original lease agreement. This space will serve as a branch location for Atlantic Community Bank.

The Company has assumed liability for a lease agreement entered into by Regional Bankshares for an automobile. The lease terms call for monthly payments of $400. The lease expires October 20, 2007. Under these assumptions, minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year, for each of the next five years in the aggregate are:

2005	$27,715
2006	65,556
2007	54,630

$147,901

The Company has entered into a Software License and Support Agreement with Jack Henry & Associates for its core processing software. The agreement requires payment of a one time fee of $23,000 for licensing and installation. Additionally, the contract requires an annual maintenance fee of $3,000. The agreement has a ten year term. All of these fees support the full outsourcing of data processing services.

ATLANTIC BANCSHARES, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 3 – COMMITMENTS AND CONTINGENCIES – continued

The Company has entered into a Data Processing Services Agreement with Jack Henry & Associates. The agreement requires payment of one time fees totaling $56,000 and monthly fees totaling $113,000 on an annual basis. The agreement has a five year term. These fees represent the outsourcing of these services.

The Company has entered into an Outlink Netteller Services Agreement with Jack Henry & Associates. The agreement requires payment of one time fees totaling $10,000 and monthly fees totaling $15,000 on an annual basis. The agreement has a five year term. These fees represent the outsourcing of these services.

NOTE 4 – INCOME TAXES

As of July 22, 2005, Atlantic Bancshares, Inc. had a net operating loss carry forward of $266,464. There was no benefit for income taxes for the period from October 1, 2004 (inception) to July 22, 2005, since a 100% valuation reserve is being maintained for the net operating loss carry forward.

NOTE 5 – LINE OF CREDIT

The Company has established a $1,000,000 line of credit with a bank to fund operating expenses during the development stage. The line is uncollateralized and has a limited guaranty by the eight organizers. The line bears a variable rate of interest at the prime rate minus 0.5 percent (5.75 percent at July 22, 2005) and matures on June 5, 2006. Interest is due on a monthly basis and the unpaid principal balance is due at maturity. As of July 22, 2006, $274,924 is outstanding on this line of credit.

NOTE 6 – SHAREHOLDER’S EQUITY

Atlantic Bancshares, Inc. has the authority to issue up to 10,000,000 shares of voting common stock with no par value and to issue up to 10,000,000 shares of preferred stock with no par value. As of July 22, 2005, 10 shares have been issued to the Chief Executive Officer. It is expected that these shares will be redeemed upon the close of the stock offering.

NOTE 7 – EMPLOYMENT CONTRACT

The Bank has entered into a three-year employment contract with its President and Chief Executive Officer (CEO). The employment term began June 1, 2005. The CEO is entitled to certain additional benefits, including stock options, health insurance, country club dues, and paid vacation. Auto allowances and life insurance are among other benefits provided to the CEO.

ATLANTIC BANCSHARES, INC.STOCK
ORDER FORM/SUBSCRIPTION AGREEMENT

TO:    Atlantic Bancshares, Inc.
           1 Sherington Drive
           Suite J (Sheridan Park)
           Bluffton, South Carolina 29910

Ladies and Gentlemen:

        You have informed me that Atlantic Bancshares, Inc., a South Carolina corporation (the “Company”), is offering up to 1,200,000 shares of its common stock, at a price of $10.00 per share payable as provided herein and as described in and offered pursuant to the prospectus furnished with this Subscription Agreement to the undersigned.

        1.     Subscription. Subject to the terms and conditions included, the undersigned tenders this subscription, together with payment in United States currency by check, bank draft, or money order payable to “Nexity Bank, Escrow Agent for Atlantic Bancshares, Inc.” the amount indicated below, representing the payment of $10.00 per share for the number of shares of common stock indicated below. The total subscription price must be paid at the time the Subscription Agreement is executed.

        2.     Acceptance of Subscription. It is understood and agreed that the Company shall have the right to accept or reject this subscription in whole or in part, for any reason whatsoever. The Company may reduce the number of shares for which the undersigned has subscribed, indicating acceptance of less than all of the shares subscribed on its written form of acceptance.

        3.     Acknowledgments. The undersigned acknowledges that he or she has received a copy of the prospectus. This Subscription Agreement creates a legally binding obligation and the undersigned agrees to be bound by the terms of this Agreement.

        4.     Revocation. The undersigned agrees that once this Subscription Agreement is tendered to the Company, it may not be withdrawn and that this Agreement shall survive the death or disability of the undersigned.

By executing this agreement, the subscriber is not waiving any rights he or she may have under federal securitieslaws, including the Securities Act of 1933 and the Securities Exchange Act of 1934.

The shares of common stock offered here are not savings accounts or savings deposits accounts and are not insuredby the Federal Deposit Insurance Corporation or any other governmental agency.

        Please indicate in the space provided below the exact name or names and address in which the stock certificate representing shares subscribed for hereunder should be registered.

______________________________________ Number of Shares Subscribed	___________________________________________ Name or Names of Subscribers (Please Print)
for (at least 500 shares and no more than
50,000 shares)

$_____________________________________	___________________________________________
Total Subscription Price at	Please indicate form of ownership desired (individual,
$10.00 per share (funds must be enclosed)	joint tenants with right of survivorship, tenants in common, trust corporation, partnership, custodian, etc.)

Date:_____________________________	___________________________(L.S.)
Signature of Subscriber(s)
_________________________________	___________________________(L.S.)
Social Security Number or Federal	Signature of Subscriber(s)
Taxpayer Identification Number

Street (Residence) Address:

_________________________	_________________________ Home Phone Number
_________________________
_________________________ City, State and Zip Code	_________________________ Business Phone Number

_________________________ Email Address	_________________________ Cellular Phone Number

        When signing as attorney, trustee, administrator, or guardian, please give your full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. In the case of joint tenants or tenants in common, each owner must sign.

TO BE COMPLETED BY ATLANTIC BANCSHARES, INC.:

        Accepted as of ______________, _______, as to ______ shares.

ATLANTIC BANCSHARES, INC.

__________________________________ By:
Title:

FEDERAL INCOME TAX BACKUP WITHHOLDING

        In order to prevent the application of federal income tax backup withholding, each subscriber must provide the escrow agent with a correct Taxpayer Identification Number (“TIN”). An individual’s social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9 below.

        Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a $50 penalty imposed by the IRS.

        Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements.

        If the shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, “Applied For” should be written in the space provided for the TIN on the Substitute Form W-9.

SUBSTITUTE FORM W-9

        Under penalties of perjury, I certify that: (i) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a Taxpayer Identification Number to be issued to me), and (ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

        You must cross out item (ii) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are not longer subject to backup withholding, do not cross out item (ii).

        Each subscriber should complete this section.

Signature of Subscriber	Signature of Subscriber

Printed Name	Printed Name

Social Security or Employer	Social Security or Employer
Identification No.	Identification No.

		1,200,000 Shares
TABLE OF CONTENTS		Common Stock

		ATLANTIC BANCSHARES, INC.

		A Proposed Bank Holding Company for
Summary	3
Risk Factors	7
Forward Looking Statements	12	Atlantic Community Bank
The Offering	13
Use of Proceeds	16	(In Organization)
Capitalization	18
Dividend Policy	18
Management's Discussion and Analysis	19
Proposed Business	22
Supervision and Regulation	30	_______________
Management	38
Certain Relationships and Related Transactions	44	PROSPECTUS
Description of Capital Stock	45	_______________
Legal Matters	47
Experts	47
Additional Information	47
Index to Financial Statements	F-1
Subscription Agreement	A-1

You should rely only on the information contained in this
document. We have not authorized anyone to give any
information that is different. This prospectus is not an
offer to sell these securities and is not soliciting an
offer to buy these securities in any state where the offer
or sale is not permitted. The information in this
prospectus is complete and accurate as of the date on the
cover, but the information may change in the future.

Until _________, 2005, all dealers that effect
transactions in these securities, whether or not
participating in this offering, may be required to deliver	_________, 2005
a prospectus. This is in addition to the dealer’s
obligation to deliver a prospectus when acting as
underwriter, and with respect to their unsold allotments or
subscriptions.

PART II

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Item 24.  Indemnification of Directors and Officers

        Atlantic Bancshares’ articles of incorporation contain a provision which, subject to certain limited exceptions, limits the liability of a director to Atlantic Bancshares, Inc. or its shareholders for any breach of duty as a director. There is no limitation of liability for: a breach of duty involving appropriation of a business opportunity of Atlantic Bancshares, Inc.; an act or omission which involves intentional misconduct or a knowing violation of law; any transaction from which the director derives an improper personal benefit; or as to any payments of a dividend or any other type of distribution that is illegal under Section 33-8-330 of the South Carolina Business Corporation Act of 1988 (the “Corporation Act”). In addition, if at any time the Corporation Act shall have been amended to authorize further elimination or limitation of the liability of director, then the liability of each director of Atlantic Bancshares shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the provisions of the Corporation Act require such action. The provision does not limit the right of Atlantic Bancshares or its shareholders to seek injunctive or other equitable relief not involving payments in the nature of monetary damages.

        Atlantic Bancshares’ bylaws contain provisions which provide indemnification to directors that is broader than the protection expressly mandated in Sections 33-8-510 and 33-8-520 of the Corporation Act. To the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any action or proceeding brought by reason of the fact that such person was a director or officer, Sections 33-8-510 and 33-8-520 of the Corporation Act would require Atlantic Bancshares to indemnify those persons against expenses (including attorney’s fees) actually and reasonably incurred in connection with that action or proceeding. The Corporation Act expressly allows Atlantic Bancshares to provide for greater indemnification rights to its officers and directors, subject to shareholder approval.

        Insofar as indemnification for liabilities arising under the Corporation Act may be permitted to directors, officers, and controlling persons in the articles of incorporation or bylaws, or otherwise, we have been advised that in the opinion of the SEC for matters under the securities laws, such indemnification is against public policy as expressed in the Corporation Act and is, therefore, unenforceable.

        The board of directors also has the authority to extend to officers, employees and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended or intends to extend indemnification rights to all of its executive officers.

        We have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent against any liability asserted against him or incurred by him in any such capacity, whether or not we would have the power to indemnify him against such liability under the bylaws.

Item 25.  Other Expenses of Issuance and Distribution.

        Estimated expenses of the sale of the shares of common stock are as follows:

Registration Fee	$1,506
Printing, Engraving and Filing	$12,000
Legal Fees and Expenses	$50,000
Accounting Fees	$3,000
Blue Sky Fees and Expenses	$15,000
Miscellaneous Disbursements	$11,494

TOTAL	$93,000

Item 26.  Recent Sales of Unregistered Securities.

        From inception, Atlantic Bancshares has issued a total of 10 shares of its common stock to one of its organizers and officers. The price per share was $10.00 for a total purchase price of $100.00. There were no sales agency commissions paid with respect to these transactions. These shares will be redeemed at $10.00 per share after the offering. All sales were exempt under Section 4(2) of the Securities Act of 1933.

Item 27.  Exhibits.

3.1	Articles of Incorporation *

3.2	Bylaws *

4.1	See Exhibits 3.1 and 3.2 for provisions in Atlantic Bancshares, Inc.'s Articles of Incorporation and
Bylaws defining the rights of holders of the common stock *

4.2	Form of certificate of common stock *

5.1	Opinion Regarding Legality *

10.1	Employment Agreement between Atlantic Bancshares, Inc. and Robert P. Trask dated June 1, 2005 *

10.2	Employment Agreement between Atlantic Bancshares, Inc. and Timothy C. King dated August 4, 2005 *

10.3	Form of Stock Warrant Agreement *

10.4	Form of Amended and Restated Escrow Agreement between Nexity Bank and Atlantic Bancshares, Inc.

10.5	Sales Agency Agreement between SAMCO Capital Markets and Atlantic Bancshares, Inc., dated August 4, 2005 *

10.6	Settlement Agreement between Regional Bankshares, Inc. and Atlantic Bancshares, Inc. dated
June 1, 2005 *

10.7	Sublease Agreement between Regional Bankshares, Inc. and Atlantic Bancshares, Inc. dated June 1, 2005 *

10.8	Promissory Note from Atlantic Bancshares, Inc. to Nexity Bank in the amount of $1,000,000, dated
May 31, 2005 *

10.9	Commercial Loan Agreement between Atlantic Bancshares, Inc. and Nexity Bank, dated May 31, 2005 *

10.10	Form of Letter Agreement between Atlantic Bancshares, Inc. and SAMCO Capital Markets

23.1	Consent of Independent Public Accountants

23.2	Consent of Nelson Mullins Riley & Scarborough LLP (appears in its opinion filed as Exhibit 5.1) *

24.1	Power of Attorney *

________________
* previously filed

Item 28.  Undertakings.

The undersigned Company will:

(a)(1) File, during any period in which it offers or sells securities, a post-effective amendment to to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

        (2)     For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

        (3)     File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

        (b)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of Atlantic Bancshares, Inc. pursuant to the provisions described in Item 24 above, or otherwise, Atlantic Bancshares, Inc. has been advised that in the opinion of the SEC for matters under the securities laws, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

        If a claim for indemnification against such liabilities (other than the payment by Atlantic Bancshares, Inc. of expenses incurred or paid by a director, officer or controlling person of Atlantic Bancshares, Inc. in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Atlantic Bancshares, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bluffton, State of South Carolina, on October 4, 2005.

ATLANTIC BANCSHARES, INC. By: /s/ Robert P. Trask ————————————————— Name: Robert P. Trask Title: President

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed by the following in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gary C. Davis* Gary C. Davis	Director	October 4, 2005

/s/ Timothy C. King Timothy C. King	Chief Financial Officer and Chief Accounting Officer	October 4, 2005

/s/ Frederick Anthony Nimmer, III* Frederick Anthony Nimmer, III	Director	October 4, 2005

/s/ Robyn J. Shirley* Robyn J. Shirley	Director	October 4, 2005

/s/ Mark S. Simpson* Mark S. Simpson	Director	October 4, 2005

/s/ Brian J. Smith* Brian J. Smith	Director	October 4, 2005

/s/ Robert P. Trask Robert P. Trask	Chief Executive Officer, Director	October 4, 2005

/s/ Allen B. Ward* Allen B. Ward	Director	October 4, 2005

/s/ Edgar L. Woods* Edgar L. Woods	Director	October 4, 2005

*By: /s/ Robert P. Trask Robert P. Trask Attorney-in-fact	October 4, 2005

EXHIBIT INDEX

3.1	Articles of Incorporation *

3.2	Bylaws *

4.1	See Exhibits 3.1 and 3.2 for provisions in Atlantic Bancshares, Inc.'s Articles of Incorporation and
Bylaws defining the rights of holders of the common stock *

4.2	Form of certificate of common stock *

5.1	Opinion Regarding Legality *

10.1	Employment Agreement between Atlantic Bancshares, Inc. and Robert P. Trask dated June 1, 2005 *

10.2	Employment Agreement between Atlantic Bancshares, Inc. and Timothy C. King dated August 4, 2005 *

10.3	Form of Stock Warrant Agreement *

10.4	Form of Amended and Restated Escrow Agreement between Nexity Bank and Atlantic Bancshares, Inc.

10.5	Sales Agency Agreement between SAMCO Capital Markets and Atlantic Bancshares, Inc., dated August 4, 2005 *

10.6	Settlement Agreement between Regional Bancshares, Inc. and Atlantic Bancshares, Inc. dated
June 1, 2005 *

10.7	Sublease Agreement between Regional Bancshares, Inc. and Atlantic Bancshares, Inc. dated June 1, 2005 *

10.8	Promissory Note from Atlantic Bancshares, Inc. to Nexity Bank in the amount of $1,000,000, dated May 31, 2005 *

10.9	Commercial Loan Agreement between Atlantic Bancshares, Inc. and Nexity Bank, dated May 31, 2005 *

10.10	Form of Letter Agreement between Atlantic Bancshares, Inc. and SAMCO Capital Markets

23.1	Consent of Independent Public Accountants

23.2	Consent of Nelson Mullins Riley & Scarborough LLP (appears in its opinion filed as Exhibit 5.1) *

24.1	Power of Attorney *

________________
* previously filed